Filed Pursuant to Rule 424(b)(5)
File No. 333-86832
Prospectus Supplement to
Prospectus Dated May 17, 2002

$1,000,000,000

Global Landmark Securities ™ (“GlobLS ™ ”)

Ford Motor Credit Company

7% GlobLS due October 1, 2013

     The 7% GlobLS due October 1, 2013 (the “Notes”) will mature on October 1, 2013. The Notes will pay interest semi-annually on April 1 and October 1 of each year, beginning April 1, 2004.

     The Notes offered here are a further issuance of the 7% GlobLS due October 1, 2013 and are in addition to the $2,000,000,000 principal amount of the Notes previously issued on September 23, 2003. The Notes will have the same respective Euroclear and Clearstream Luxembourg Common Code, International Security Identification Number and CUSIP Number as the previously issued Notes.

     The Notes are offered for sale in the United States, Europe and Asia. Ford Credit has applied to have the Notes listed and traded on the Luxembourg Stock Exchange and the Singapore Exchange Securities Trading Limited.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus Supplement and the accompanying Prospectus. Any representation to the contrary is a criminal offense.

     This Prospectus Supplement and the accompanying Prospectus have been lodged with the Monetary Authority of Singapore as an information memorandum pursuant to Section 275 of the Securities and Futures Act, Chapter 289, of Singapore.

	Per Note	Total

Initial public offering price	101.691%	$1,016,910,000
Underwriting discounts and commissions	0.425%	$4,250,000
Proceeds, before expenses, to Ford Credit	101.266%	$1,012,660,000

     The initial public offering price above does not include accrued interest, which must be paid by the purchaser. Interest on the Notes began to accrue on September 23, 2003 and must be paid by the purchaser for the period from September 23, 2003 to the date of delivery. Ford Credit expects that delivery of the Notes will be made to investors on or about November 24, 2003. See “Underwriting” in this Prospectus Supplement.

Joint Book-Running Managers

Citigroup                            JPMorgan

Prospectus Supplement dated November 17, 2003.

CERTAIN UNITED STATES TAX DOCUMENTATION REQUIREMENTS
UNITED STATES TAXATION OF NON-UNITED STATES PERSONS
INFORMATION CONCERNING FORD CREDIT
FORD MOTOR CREDIT COMPANY AND CONSOLIDATED SUBSIDIARIES SELECTED FINANCIAL DATA
SELECTED FINANCIAL DATA AND OTHER DATA OF FORD
FINANCIAL REVIEW OF FORD
INDUSTRY DATA AND MARKET SHARE OF FORD
UNDERWRITING
LEGAL OPINIONS
GENERAL INFORMATION
WHERE YOU CAN FIND MORE INFORMATION
INFORMATION CONCERNING FORD CREDIT
INFORMATION CONCERNING FORD
FORD CREDIT CAPITAL TRUSTS
RATIO OF EARNINGS TO FIXED CHARGES
USE OF PROCEEDS
DESCRIPTION OF DEBT SECURITIES
DESCRIPTION OF PREFERRED SECURITIES GUARANTEES
PLAN OF DISTRIBUTION
LEGAL OPINIONS
EXPERTS

Prospectus Supplement

      The Luxembourg Stock Exchange takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document or the accompanying Prospectus.

      The Singapore Exchange Securities Trading Limited assumes no responsibility for the correctness of any of the statements or opinions made or reports contained in this Prospectus Supplement and the accompanying Prospectus. Admission to the Official List is not to be taken as an indication of the merits of the issuer or of the Notes.

      This Prospectus Supplement and the accompanying Prospectus include particulars given in compliance with the requirements of the Singapore Exchange Securities Trading Limited for the purpose of giving information with regard to Ford Credit.

      Ford Credit accepts full responsibility for the accuracy of the information contained in this Prospectus Supplement and accompanying Prospectus and confirms, having made all reasonable inquiries, that to the best of its knowledge and belief there are no other facts the omission of which would make any statement herein misleading in any material respect.

      You should rely only on the information contained or incorporated by reference in this Prospectus Supplement or the accompanying Prospectus. No one is authorized to provide you with different information.

      Financial information in the prospectus and prospectus supplement pertaining to Ford Credit or Ford Motor Company (“Ford”) which provides information for full calendar years is derived from audited financial statements. Information for periods less than a full calendar year is unaudited. These financial results are expressed on a consolidated basis.

      The Notes are not being offered in any jurisdiction where the offer is not permitted.

      You should not assume that the information contained in or incorporated by reference in this Prospectus Supplement or the accompanying Prospectus is accurate as of any date other than the date on the front of the documents.

      Offers and sales of the Notes are subject to restrictions in relation to the United Kingdom, Germany, The Netherlands, Singapore and Japan, details of which are set out in “Underwriting” below. The distribution of this Prospectus Supplement, and the accompanying Prospectus and the offering of the Notes in certain other jurisdictions may also be restricted by law.

      In this Prospectus Supplement and the accompanying Prospectus, unless otherwise specified or the context otherwise requires, references to “dollars”, “$” and “U.S.$.” are to United States dollars.

IN CONNECTION WITH THE OFFERING, CERTAIN OF THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES AT LEVELS ABOVE THOSE WHICH MIGHT NOT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED IN THE OVER-THE-COUNTER MARKETS OR OTHERWISE, SUCH STABILIZATION, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

DIRECTORS AND PRINCIPAL EXECUTIVE OFFICERS OF FORD CREDIT

Gregory C. Smith

Director, Chairman of the
Board and Chief Executive Officer

David P. Cosper

Director, Executive Vice President,
Chief Financial Officer
and Treasurer

Terry D. Chenault

Director and
Executive Vice President

Michael E. Bannister

Director, President and
Chief Operating Officer

Allan D. Gilmour

Director

John T. Noone

Director and
Executive Vice President
Don R. Leclair
Director

Richard C. VanLeeuwen

Director and
Executive Vice President

A.J. Wagner

Director and
Executive Vice President

David L. Korman

Executive Vice President
and General Counsel

Malcolm S. Macdonald

Director

Carl E. Reichardt

Director

      All of the above-named persons are full-time employees of Ford Motor Company (“Ford”) or Ford Credit with the exception of Mr. Reichardt, who is not an employee of either company but is a director of Ford.

CAPITALIZATION OF FORD CREDIT

      The capitalization of Ford Credit and its subsidiaries at September 30, 2003 is adjusted to reflect the present issue as follows (in millions of U.S. dollars):

	Outstanding	Additional
	September 30,	Long-term
	2003	Indebtedness

Senior Indebtedness, Unsecured
Short-term
Commercial paper	$8,843
Other short-term debt	18,463

Total short-term debt	27,306
Long-term debt payable within one year	27,588
Long-term notes and debentures	94,734
Notes offered hereby	—	$1,000

Total debt	$149,628

Stockholder’s Equity
Capital stock, par value $100 a share (250,000 common shares authorized, issued, fully paid and outstanding)	$25
Paid-in surplus (contributions by stockholder)	5,117
Accumulated other comprehensive loss	107
Earnings retained for use in the business	7,242

Total stockholder’s equity	$12,491

Total Capitalization	$162,119

      Except as set forth herein, there has been no material change in the capitalization of Ford Credit since September 30, 2003 to the date of this Prospectus Supplement.

      Net proceeds of the Notes to Ford Credit are expected to be $1,012,410,000.

DESCRIPTION OF NOTES

      The Notes are part of the Debt Securities registered by Ford Credit in May 2002 to be issued on terms to be determined at the time of sale. In addition to the Notes offered hereby, Debt Securities in the aggregate principal amount of $8,000,000,000 previously have been designated for sale or have been sold.

      The Notes offered here are a further issuance of the 7% GlobLS due October 1, 2013 and are in addition to $2,000,000,000 principal amount of such Notes issued on September 23, 2003 (the Notes, together with such previously issued 7% GlobLS due October 1, 2013, the “7% Notes”). The 7% Notes are currently limited to $3,000,000,000 total principal amount. However, Ford Credit may, from time to time, without the consent of the holders create and issue further 7% Notes. Any additional notes will, together with the 7% Notes, constitute a single series of notes under the Indenture.

      The Notes will bear interest from September 23, 2003. Interest on the Notes will be payable on April 1 and October 1 of each year, commencing April 1, 2004, to the persons in whose names the Notes are registered at the close of business on the 15th day preceding each such interest payment date, subject to certain exceptions.

      Interest on the Notes will be computed on the basis of a 360-day year comprised of twelve 30-day months.

      The Notes are not subject to redemption prior to maturity unless certain events occur involving United States taxation. If any of these special tax events do occur, Ford Credit may at its option redeem the Notes at a redemption price of 100% of their principal amount plus accrued and unpaid interest to the date of redemption. See “Description of Notes — Redemption.”

      At maturity, the Notes will be repaid at 100% of the aggregate principal amount thereof, plus accrued interest to term maturity date.

Book-Entry, Delivery and Form

      The Notes will be issued in the form of one or more fully registered Global Notes (the “Global Notes”) which will be deposited on November 24, 2003 with, or on behalf of, The Depository Trust Company, New York, New York (the “Depository”) and registered in the name of Cede & Co., the Depository’s nominee. Notes in definitive form will not be issued, unless otherwise determined, at Ford Credit’s option. Beneficial interests in the Global Notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in the Depository. Investors may elect to hold interests in the Global Notes through either the Depository (in the United States) or Clearstream Banking, Société anonyme (“Clearstream Luxembourg”) or Euroclear Bank S.A./N.V., as operator of the Euroclear System (“Euroclear”) (in Europe) if they are participants of such systems, or indirectly through organizations which are participants in such systems. Clearstream Luxembourg and Euroclear will hold interests on behalf of their participants through customers’ securities accounts in Clearstream Luxembourg’s and Euroclear’s names on the books of their respective depositaries, which in turn will hold such interests in customers’ securities accounts in the depositaries’ names on the books of the Depository. Citibank, N.A. will act as depositary for Clearstream Luxembourg and JPMorgan Chase Bank, will act as depositary for Euroclear (in such capacities, the “U.S. Depositaries”). Beneficial interests in the Global Notes will be held in denominations of $1,000 and integral multiples thereof. Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of the Depository or to a successor of the Depository or its nominee.

      Clearstream Luxembourg advises that it is incorporated under the laws of Luxembourg as a professional depositary. Clearstream Luxembourg holds securities for its participating organizations (“Clearstream Luxembourg Participants”) and facilitates the clearance and settlement of securities transactions between Clearstream Luxembourg Participants through electronic book-entry changes in accounts of Clearstream Luxembourg Participants, thereby eliminating the need for physical movement of certificates. Clearstream Luxembourg provides to Clearstream Luxembourg Participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream Luxembourg interfaces with domestic markets in several countries. As a professional depositary, Clearstream Luxembourg is subject to regulation by the Luxembourg Monetary Institute. Clearstream Luxembourg Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the Underwriters. Indirect access to Clearstream Luxembourg is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream Luxembourg Participant either directly or indirectly.

      Distributions with respect to Notes held beneficially through Clearstream Luxembourg will be credited to cash accounts of Clearstream Luxembourg Participants in accordance with its rules and procedures, to the extent received by the U.S. Depositary for Clearstream Luxembourg.

      Euroclear advises that it was created in 1968 to hold securities for participants of Euroclear (“Euroclear Participants”) and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by Euroclear Bank S.A./N.V. (the “Euroclear Operator”), under contract with Euro-clear Clearance Systems S.C., a Belgian cooperative corporation (the “Cooperative”). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear Participants. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the Underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

      The Euroclear Operator was launched on December 31, 2000, and replaced Morgan Guaranty Trust Company of New York as the operator of and banker to the Euroclear system. Euroclear Bank S.A./N.V. has capital of approximately EUR 1 billion.

      Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the “Terms and Conditions”). The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear Participants, and has no record of or relationship with persons holding through Euroclear Participants.

      Investors may elect to hold interests in the Global Notes through either the Depository (in the United States) or Clearstream Luxembourg or Euroclear (in Europe) if they are participants of such systems, or indirectly through organizations that are participants in such systems. The Notes have been approved by Euroclear and Clearstream Luxembourg.

      Distributions with respect to Notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear Participants in accordance with the Terms and Conditions, to the extent received by the U.S. Depositary for Euroclear. In the event definitive Notes are issued, Ford Credit will promptly provide notice to the holders of the Notes and appoint a paying agent and transfer agent in Luxembourg and Singapore.

Global Clearance and Settlement Procedures

      Initial settlement for the Notes will be made in immediately available funds. Secondary market trading between participants of the Depository (“DTC Participants”) will occur in the ordinary way in accordance with Depository rules and will be settled in immediately available funds using the Depository’s Same-Day Funds Settlement System. Secondary market trading between Clearstream Luxembourg Participants and/or Euroclear Participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream Luxembourg and Euroclear and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.

      Cross-market transfers between persons holding directly or indirectly through the Depository on the one hand, and directly or indirectly through Clearstream Luxembourg or Euroclear Participants, on the other, will be effected in the Depository in accordance with the Depository rules on behalf of the relevant European international clearing system by its U.S. Depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. Depositary to take action to effect final settlement on its behalf by delivering or receiving Notes in the Depository, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to the Depository. Clearstream Luxembourg Participants and Euroclear Participants may not deliver instructions directly to their respective U.S. Depositaries.

      Because of time-zone differences, credits of Notes received in Clearstream Luxembourg or Euroclear as a result of a transaction with a DTC Participant will be made during subsequent securities settlement processing and dated the business day following the Depository settlement date. Such credits or any transactions in such Notes settled during such processing will be reported to the relevant Euroclear or Clearstream Luxembourg Participants on such business day. Cash received in Clearstream Luxembourg or Euroclear as a result of sales of Notes by or through a Clearstream Luxembourg Participant or a Euroclear Participant to a DTC Participant will be received with value on the Depository settlement date but will be available in the relevant Clearstream Luxembourg or Euroclear cash account only as of the business day following settlement in the Depository.

      Although the Depository, Clearstream Luxembourg and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of Notes among participants of the Depository, Clearstream Luxembourg and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be discontinued at any time.

Payment of Additional Amounts

      Ford Credit will, subject to the exceptions and limitations described below, pay as additional interest on the Notes, any additional amounts that are necessary in order that the net payment by Ford Credit’s paying agents of the principal of and interest on the Notes to a holder who is a non-United States person (as defined below), after deduction for any present or future tax, assessment or governmental charge of the United States or a political subdivision or taxing authority thereof or therein, imposed by withholding with respect to the payment, will not be less than the amount provided in the Notes to be then due and payable; provided, however, that the foregoing obligation to pay additional amounts shall not apply:

(1) to a tax, assessment or governmental charge that is imposed or withheld solely by reason of the holder, or a fiduciary, settlor, beneficiary, member or shareholder of the holder if the holder is an estate, trust, partnership or corporation, or a person holding a power over an estate or trust administered by a fiduciary holder, being considered as:

(a) being or having been present or engaged in trade or business in the United States or having or having had a permanent establishment in the United States;

(b) having a current or former relationship with the United States, including a relationship as a citizen or resident thereof;

(c) being or having been a foreign or domestic personal holding company, a passive foreign investment company or a controlled foreign corporation with respect to the United States or a corporation that has accumulated earnings to avoid United States federal income tax; or

(d) being or having been a “10-percent shareholder” of Ford Credit as defined in section 871(h)(3) of the United States Internal Revenue Code or any successor provision;

(2) to any holder that is not the sole beneficial owner of such Note, or a portion thereof, or that is a fiduciary or partnership, but only to the extent that a beneficiary or settlor with respect to the fiduciary, a beneficial owner or member of the partnership would not have been entitled to the payment of an additional amount had the beneficiary, settlor, beneficial owner or member received directly its beneficial or distributive share of the payment;

(3) to a tax, assessment or governmental charge that is imposed or withheld solely by reason of the failure of the holder or any other person to comply with certification, identification or information reporting requirements concerning the nationality, residence, identity or connection with the United States of the holder or beneficial owner of such Note, if compliance is required by statute, by regulation of the United States Treasury Department or by an applicable income tax treaty to which the United States is a party as a precondition to exemption from such tax, assessment or other governmental charge;

(4) to a tax, assessment or governmental charge that is imposed otherwise than by withholding by Ford Credit or a paying agent from the payment;

(5) to a tax, assessment or governmental charge that is imposed or withheld solely by reason of a change in law, regulation, or administrative or judicial interpretation that becomes effective more than 15 days after the payment becomes due or is duly provided for, whichever occurs later;

(6) to an estate, inheritance, gift, sales, excise, transfer, wealth or personal property tax or a similar tax, assessment or governmental charge;

(7) to any tax, assessment or other governmental charge required to be withheld by any paying agent from any payment of principal of or interest on any Note, if such payment can be made without such withholding by any other paying agent; or

(8) in the case of any combination of items (1), (2), (3), (4), (5), (6) and (7).

The Notes are subject in all cases to any tax, fiscal or other law or regulation or administrative or judicial interpretation applicable thereto. Except as specifically provided under this heading “Payment of Additional Amounts” and under the heading “Description of Notes — Redemption”, Ford Credit shall not be required to make any payment with respect to any tax, assessment or governmental charge imposed by any government or a political subdivision or taxing authority thereof or therein.

      As used under this heading “Payment of Additional Amounts” and under the headings “Description of Notes — Redemption”, “Certain United States Tax Documentation Requirements” and “United States Taxation of Non-United States Persons” the term “United States” means the United States of America (including the States and the District of Columbia) and its territories, its possessions and other areas subject to its jurisdiction, “United States person” means any individual who is a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States, any estate the income of which is subject to United States federal income taxation regardless of its source or any trust if a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust. A “non-United States person” means a person who is not a United States person.

Redemption

      If (a) as a result of any change in, or amendment to, the laws (or any regulations or rulings promulgated thereunder) of the United States (or any political subdivision or taxing authority thereof or therein), or any change in, or amendments to, official position regarding the application or interpretation of such laws, regulations or rulings, which change or amendment is announced or becomes effective on or after September 16, 2003, Ford Credit becomes or will become obligated to pay additional amounts with respect to any Notes as described herein under the heading “Payment of Additional Amounts” or (b) any act is taken by a taxing authority of the United States on or after September 16, 2003, whether or not such act is taken with respect to Ford Credit or any affiliate, that results in a substantial probability that Ford Credit will or may be required to pay such additional amounts, then Ford Credit may, at its option, redeem, as a whole, but not in part, the 7% Notes on not less than 30 nor more than 60 days’ prior notice, at a redemption price equal to 100% of their principal amount, together with interest accrued thereon to the date fixed for redemption; provided that Ford Credit determines, in its business judgment, that the obligation to pay such additional amounts cannot be avoided by the use of reasonable measures available to it, not including substitution of the obligor under such Notes. No redemption pursuant to (b) above may be made unless Ford Credit shall have received an opinion of independent counsel to the effect that an act taken by a taxing authority of the United States results in a substantial probability that it will or may be required to pay the additional amounts described herein under the heading “Payment of Additional Amounts” and Ford Credit shall have delivered to the Trustee a certificate, signed by a duly authorized officer, stating that based on such opinion Ford Credit is entitled to redeem such Notes pursuant to their terms.

Further Issues

      With respect to this series of 7% Notes, Ford Credit may without the consent of the holders of 7% Notes, create and issue additional notes ranking pari passu with the 7% Notes in all respects (or in all respects except for the first payment of interest thereon and the issue price), so that such further notes would be consolidated with and form a single series with the 7% Notes and would have the same terms as to status, redemption or otherwise as the 7% Notes. No additional notes of this series may be issued if an Event of Default has occurred with respect to this series.

Notices

      Notices to holders of Notes will be published in Authorized Newspapers (as defined below) in The City of New York, in London, and so long as such Notes are listed on the Luxembourg Stock Exchange and the rules of that exchange so require, in Luxembourg, and so long as such

Notes are listed on the Singapore Exchange Securities Trading Limited, in Singapore. The term Authorized Newspapers is expected to mean The Wall Street Journal (Eastern Edition) for purposes of publication in The City of New York, the Financial Times for purposes of publication in London and the Business Times for purposes of publication in Singapore. The Authorized Newspaper for purposes of publication in Luxembourg will be a daily newspaper of general circulation in Luxembourg, which is expected to be the Luxemburger Wort. Any such notice shall be deemed to have been given on the date of such publication or, if published more than once, on the date of the first such publication.

Applicable Law and Service of Process

      The Notes and the Indenture will be governed by and construed in accordance with the laws of the State of New York. Ford Credit has designated CT Corporation System in New York City as its authorized agent to receive service of process in the State of New York.

European Union Directive on the Taxation of Savings Income

      The European Union (the “EU”) has adopted a Directive regarding the taxation of savings income. Subject to a number of important conditions being met, it is proposed that Member States of the EU will be required from a date not earlier than January 1, 2005 to provide to the tax authorities of other Member States details of payments of interest and other similar income paid by a person to an individual in another Member State, except that Austria, Belgium and Luxembourg will instead impose a withholding system for a transitional period unless during such period they elect otherwise.

CERTAIN UNITED STATES TAX DOCUMENTATION REQUIREMENTS

      A beneficial owner of a Note will generally be subject to the 30% United States federal withholding tax that generally applies to payments of interest on a registered form debt obligation issued by a United States person, unless one of the following steps is taken to obtain an exemption from or reduction of the tax:

      Exemption or reduced rate for non-United States persons, other than non-United States persons that conduct a trade or business in the United States to which interest on the Notes is effectively connected (IRS Form W-8BEN). A beneficial owner of a Note that is a non-United States person can obtain an exemption from the withholding tax by providing a properly completed IRS Form W-8BEN, provided that either (i) it is entitled to the benefits of an income tax treaty to which the United States is a party (which treaty exempts interest on the Notes received by it from United States withholding tax) or (ii) it is not related to Ford Credit through stock ownership as described in clauses (x)(a) and (b) of Paragraph (i) under “United States Taxation of Non-United States Persons — Income and Withholding Tax.” In addition, a non-United States partnership holding a Note will be required to provide an IRS Form W-8IMY, and unless it has entered into a withholding agreement with the IRS, to attach an appropriate certification obtained from each of its partners.

      Exemption for non-United States persons that conduct a trade or business in the United States to which interest on the Notes is effectively connected (IRS Form W-8ECI). A beneficial owner of a Note that is a non-United States person, including a non-United States corporation or bank with a United States branch, that conducts a trade or business in the United States to which interest income on a Note is effectively connected, can obtain an exemption from the withholding tax by providing a properly completed IRS Form W-8ECI.

      Exemption for United States persons (IRS Form W-9). A beneficial owner of a Note that is a United States person can obtain a complete exemption from the withholding tax by providing a properly completed IRS Form W-9.

      United States federal income tax reporting procedure. A beneficial owner of a Note, is required to submit the appropriate IRS form under applicable procedures to the person through which the owner directly holds the Note. For example, if the beneficial owner is listed directly on the books of Euroclear or Clearstream Luxembourg as the holder of the Note, the IRS form must be provided to Euroclear or Clearstream Luxembourg, as the case may be. Each other person through which a Note is held must submit, on behalf of the beneficial owner, the IRS form (or in certain cases a copy thereof) under applicable procedures to the person through which it holds the Note, until the IRS form is received by the United States person who would otherwise be required to withhold United States federal income tax from interest on the Note. For example, in the case of Notes held through Euroclear or Clearstream Luxembourg, the IRS form (or a copy thereof) must be received by the U.S. Depositary of such clearing agency. Applicable procedures include additional certification requirements, described in clause (x)(c)(B) of Paragraph (i) under “United States Taxation of Non-United States Persons — Income and Withholding Tax”, if a beneficial owner of the Note provides an IRS Form W-8BEN to a securities clearing organization, bank or other financial institution that holds the Note on its behalf.

      Each holder of a Note should be aware that if it does not properly provide the required IRS form, or if the IRS form (or, if permissible, a copy of such form) is not properly transmitted to and received by the United States person otherwise required to withhold United States federal income tax, interest on the Note may be subject to United States withholding tax at a 30% rate and the holder (including the beneficial owner) will not be entitled to any additional amounts from Ford Credit described under the heading “Description of Notes — Payment of Additional Amounts” with respect to such tax. Such tax, however, may in certain circumstances be allowed as a refund or as a credit against such holder’s United States federal income tax. The foregoing does not deal with all aspects of federal income tax withholding that may be relevant to foreign holders of the Notes. Investors are advised to consult their own tax advisors for specific advice concerning the ownership and disposition of Notes.

UNITED STATES TAXATION OF NON-UNITED STATES PERSONS

Income and Withholding Tax

      In the opinion of Shearman & Sterling LLP, special tax counsel to Ford Credit, and counsel for the Underwriters, under United States federal tax law as of the date of this Prospectus Supplement, and subject to the discussion of backup withholding below:

(i) payments of principal and interest on a Note that is beneficially owned by a non-United States person will not be subject to United States federal withholding tax; provided, that in the case of interest, (x) (a) the beneficial owner does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of Ford Credit entitled to vote, (b) the beneficial owner is not a controlled foreign corporation that is related, directly or indirectly, to Ford Credit through stock ownership, and (c) either (A) the beneficial owner of the Note certifies to the person otherwise required to withhold United States federal income tax from such interest, under penalties of perjury, that it is not a United States person and provides its name and address or (B) a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business (a “financial institution”) and holds the Note certifies to the person otherwise required to withhold United States federal income tax from such interest, under penalties of perjury, that such statement has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner and furnishes the payor with a copy thereof; (y) the beneficial owner is entitled to the benefits of an income tax treaty under which the interest is exempt from United States federal withholding tax and the beneficial owner of the Note or such owner’s agent provides an IRS Form W-8BEN claiming the exemption; or (z) the beneficial owner conducts a trade or business in the United States to which the interest is effectively connected and the beneficial owner of the Note or such owner’s agent provides an IRS Form W-8ECI; provided that in each such case, the relevant certification or IRS Form is delivered pursuant to applicable procedures and is properly transmitted to the person otherwise required to withhold United States federal income tax, and none of the persons receiving the relevant certification or IRS Form has actual knowledge that the certification or any statement on the IRS Form is false;

(ii) a non-United States person will not be subject to United States federal income or withholding tax on any gain realized on the sale, exchange or redemption of a Note unless the gain is effectively connected with the beneficial owner’s trade or business in the United States or, in the case of an individual, the holder is present in the United States for 183 days or more in the taxable year in which the sale, exchange or redemption occurs and certain other conditions are met; and

(iii) a Note owned by an individual who at the time of death is not a citizen or resident of the United States will not be subject to United States federal estate tax as a result of such individual’s death if the individual does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of Ford Credit entitled to vote and the income on the Note would not have been effectively connected with a U.S. trade or business of the individual.

      If a beneficial owner or holder of a Note is a non-United States partnership, the non-United States partnership will be required to provide an IRS Form W-8IMY, and unless it has entered into a withholding agreement with the IRS, to attach an appropriate certification obtained from each of its partners.

      Interest on a Note that is effectively connected with the conduct of a trade or business in the United States by a holder of a Note who is a non-United States person, although exempt from United States withholding tax, may be subject to United States income tax as if such interest was earned by a United States person. In addition, if such holder is a non-United States corporation, it may be subject to a branch profits tax at a rate of 30% (or such lower rate provided by an applicable income tax treaty) of its annual earnings and profits that are so effectively connected, subject to specific adjustments.

Backup Withholding and Information Reporting

      In general, information reporting requirements will apply to certain payments of principal and interest made on a Note and the proceeds of the sale of a Note within the United States to non-corporate holders of the Notes, and “backup withholding” (currently at a rate of 28%) will apply to such payments if the holder fails to provide an accurate taxpayer identification number in the manner required or to report all interest and dividends required to be shown on its federal income tax returns.

      Information reporting on IRS Form 1099 and backup withholding will not apply to payments made by Ford Credit or a paying agent to a non-United States person on a Note if, in the case of interest, the IRS Form described in clause (y) or (z) in Paragraph (i) under “Income and Withholding Tax” has been provided under applicable procedures, or, in the case of interest or principal, the certification described in clause (x)(c) in Paragraph (i) under “Income and Withholding Tax” and a certification that the beneficial owner satisfies certain other conditions have been supplied under applicable procedures, provided that the payor does not have actual knowledge that the certifications are incorrect.

      Payments of the proceeds from the sale of a Note made to or through a foreign office of a broker will not be subject to information reporting or backup withholding, except that if the broker is a United States person, a controlled foreign corporation for United States tax purposes, a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period, a foreign partnership with specific connections to the United States, or, a United States branch of a foreign bank or foreign insurance company, information reporting may apply to such payments. Payments of the proceeds from the sale of a Note to or through the United States office of a broker are subject to information reporting and backup withholding unless the holder or beneficial owner certifies that it is a non-United States person and that it satisfies certain other conditions or otherwise establishes an exemption from information reporting and backup withholding.

      Backup withholding is not a separate tax, but is allowed as a refund or credit against the holder’s United States federal income tax, provided the necessary information is furnished to the Internal Revenue Service.

      Interest on a Note that is beneficially owned by a non-United States person will be reported annually on IRS Form 1042S, which must be filed with the Internal Revenue Service and furnished to such beneficial owner.

INFORMATION CONCERNING FORD CREDIT

      Ford Credit was incorporated in Delaware in 1959 and is an indirect wholly-owned subsidiary of Ford. As used herein “Ford Credit” refers to Ford Motor Credit Company and its subsidiaries unless the context otherwise requires.

      Ford Credit and its subsidiaries provide vehicle and dealer financing in 36 countries to more than 11 million customers and more than 12,500 automotive dealers. Their primary financing products fall into three categories:

•	Retail financing — purchasing retail installment sale contracts and retail lease contracts from dealers, and offering financing to commercial customers, primarily vehicle leasing companies and fleet purchasers, to purchase or lease vehicle fleets.

•	Wholesale financing — making loans to dealers to finance the purchase of vehicle inventory, also known as floorplan financing.

•	Other financing — making loans to dealers for working capital, improvements to dealership facilities, and to purchase and finance dealership real estate.

Ford Credit also services the finance receivables and leases it originates and purchases, makes loans to Ford affiliates, purchases certain receivables of Ford and its subsidiaries and provides insurance services related to these financing programs.

      Ford Credit earns revenue primarily from the following:

•	Payments made under retail installment sale contracts and retail leases that it has purchased, including interest supplements and other support payments from Ford on special-rate retail financing programs;

•	Investment and other income related to sold receivables; and

•	Payments made under wholesale and other dealer loan financing programs.

      The mailing address of Ford Credit’s executive offices is One American Road, Dearborn, Michigan 48126, United States of America. The telephone number of such offices is (313) 322-3000.

WHERE YOU CAN FIND MORE INFORMATION

      Ford Credit files annual, quarterly and special reports and other information with the Securities and Exchange Commission (the “SEC”).You may read and copy any document Ford Credit files at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Ford Credit’s SEC filings also are available to you at the SEC’s web site at http://www.sec.gov.

      The SEC allows Ford Credit to “incorporate by reference” the information Ford Credit files with the SEC, which means that Ford Credit can disclose important information to you by referring you to those documents that are considered part of this prospectus. Information that Ford Credit files later with the SEC will automatically update and supersede the previously filed information. Ford Credit incorporates by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the offering of all the securities hereunder has been completed.

•	Annual Report on Form 10-K for the year ended December 31, 2002;

•	Quarterly Report on Form 10-Q for the quarters ended March 31, 2003 (the “First Quarter 10-Q Report”); June 30, 2003 (the “Second Quarter 10-Q Report”); and September 30, 2003 (the “Third Quarter 10-Q Report”); and

•	Current Reports on Form 8-K dated April 1, 2003; April 16, 2003; May 1, 2003; May 7, 2003; June 3, 2003; July 1, 2003; July 16, 2003; August 1, 2003; August 27, 2003; September 3, 2003; October 1, 2003; October 2, 2003; October 16, 2003; and November 3, 2003.

      These reports include information about Ford Motor Company (“Ford”) as well as information about Ford Credit. You may request copies of these filings at no cost, by writing or telephoning Ford Credit at the following address:

Ford Motor Credit Company
One American Road
Dearborn, MI 48126
Attn: Corporate Secretary
(313)594-9876

      These documents are also available free of charge at the office of Dexia Banque Internationale à Luxembourg, 69 route d’Esch, L-2953 Luxembourg.

FORD MOTOR CREDIT COMPANY AND CONSOLIDATED SUBSIDIARIES

SELECTED FINANCIAL DATA

(dollar amounts in millions)

	Nine Months Ended
	or at September 30		Years Ended or at December 31

	2003	2002	2002	2001	2000

Income Statement Data
Total Revenue	$15,721	$17,291	$22,970	$24,845	$23,060
Interest Expense	4,428	5,353	6,929	8,922	8,911
Provision for Credit Losses	1,509	2,262	2,972	3,352	1,665
Income Before Income Taxes	2,197	1,375	1,970	1,496	2,504
Net Income	1,347	880	1,234	838	1,537
Cash Dividends	(2,900)	(450)	(1,150)	(400)	(120)
Memo:
Net Credit Losses Amount	$1,466	$1,723	$2,362	$2,109	$1,297
As A Percentage of Average Net Finance Receivables Outstanding (Annualized)*	1.54%	1.65%	1.72%	1.36%	0.84%
Balance Sheet Data
Net Investment, Operating Leases	$24,819	$33,541	$31,631	$37,461	$36,775

Finance Receivables, Net	$107,460	$102,176	$94,636	$107,967	$122,019

Capital
Short-term Debt	$27,306	$16,002	$16,194	$22,627	$49,916
Long-term Debt (including Current Portion)	122,322	124,305	124,069	123,207	95,662
Stockholder’s Equity	12,491	13,658	13,550	11,983	12,187

Total Capital	$162,119	$153,965	$153,813	$157,817	$157,765

*	includes net investment in operating leases

      All financial results included in this Prospectus Supplement for the periods ended September 30, 2003 and 2002, are unaudited.

Overview

      Ford Credit provides vehicle and dealer financing in 36 countries to more than 11 million customers and more than 12,500 automotive dealers. Ford Credit was incorporated in Delaware in 1959 and is an indirect wholly-owned subsidiary of Ford. Ford Credit’s principal executive offices are located at One American Road, Dearborn, Michigan 48126, and its telephone number is (313) 322-3000.

      Ford Credit divides its business into segments based on geographic regions: Ford Credit North America and Ford Credit International. The Ford Credit North America segment includes operations in the United States and Canada. These operations primarily offer financing products and services to and through Ford, Lincoln, Mercury, Mazda, Jaguar, Land Rover, Volvo and Aston Martin brand dealers. The Ford Credit International segment includes operations in all other countries in which Ford Credit does business directly and indirectly. The Ford Credit International segment includes operations in three main regions: Europe, Asia/ Pacific and Latin America. These operations offer substantially similar products and services, subject to local legal restrictions and market conditions.

Results of Operations

     Third Quarter 2003 Compared with Third Quarter 2002

      Ford Credit earned $504 million in the third quarter of 2003, up $210 million or 71% compared with earnings of $294 million a year ago. Ford Credit’s consolidated pre-tax income from continuing operations in the third quarter of 2003 was $809 million, up $349 million or 76% from earnings of $460 million in the same period a year ago. The increase in earnings primarily reflected a lower provision for credit losses, the favorable impact of the interest rate environment on borrowing costs and the net favorable market valuation of derivative instruments and associated exposures. The impact of lower average net receivables was a partial offset.

      Results of operations are presented by business segment. Ford Credit’s results for the third quarter of 2003 and 2002 are shown below:

	Third Quarter

			2003
			Over/(Under)
	2003	2002	2002

	(in millions)
Income before income taxes
Ford Credit North America	$563	$523	$40
Ford Credit International	194	132	62
Eliminations/ Other	52	(195)	247

Pre-tax income from continuing operations	$809	$460	$349
Provision for income taxes and minority interests	(305)	(172)	(133)
Income from discontinued/held-for-sale operations	0	6	(6)

Total net income	$504	$294	$210

      Ford Credit North America income before income taxes in the third quarter of 2003 was $563 million, up $40 million or 8% from the third quarter of 2002. This increase primarily reflected a lower provision for credit losses and the favorable impact of the interest rate environment on borrowing costs, offset partially by the impact of lower average net receivables.

      Ford Credit International income before income taxes in the third quarter of 2003 was $194 million, up $62 million or 47% from the third quarter of 2002. This increase primarily reflected a lower provision for credit losses and higher income related to securitizations.

      Income before income taxes in the eliminations/other category in the third quarter of 2003 was $52 million, up $247 million from the third quarter of 2002. The improvement primarily reflected the net favorable market valuation of derivative instruments and associated exposures, which is included in “Other income” and “Investment and other income related to sales of receivables” on Ford Credit’s income statement.

     First Nine Months 2003 Compared with First Nine Months 2002

      Ford Credit earned $1,347 million in the first nine months of 2003, up $467 million or 53% compared with earnings of $880 million a year ago. Ford Credit’s consolidated pre-tax income from continuing operations in the first nine months of 2003 was $2,197 million, up $822 million or 60% from earnings of $1,375 million in the same period a year ago. The increase in earnings primarily reflected a lower provision for credit losses, the favorable impact of the interest rate environment on borrowing costs, higher income related to securitizations and the net favorable market valuation of derivative instruments and associated exposures. The impact of lower average net receivables was a partial offset.

      Ford Credit’s results for the first nine months of 2003 and 2002 are shown below:

	First Nine Months

			2003
			Over/(Under)
	2003	2002	2002

	(in millions)
Income before income taxes
Ford Credit North America	$1,516	$1,183	$333
Ford Credit International	527	391	136
Eliminations/ Other	154	(199)	353

Pre-tax income from continuing operations	$2,197	$1,375	$822
Provision for income taxes and minority interests	(850)	(512)	(338)
Income from discontinued/held-for-sale operations	0	17	(17)

Total net income	$1,347	$880	$467

      Ford Credit North America income before income taxes in the first nine months of 2003 was $1,516 million, up $333 million or 28% from the first nine months of 2002. This increase primarily reflected the favorable impact of the interest rate environment on borrowing costs, a lower provision for credit losses and higher income related to securitizations, offset partially by the impact of lower average net receivables.

      Ford Credit International income before income taxes in the first nine months of 2003 was $527 million, up $136 million or 35% from a year ago, reflecting primarily a lower provision for credit losses, higher income related to securitizations and the favorable impact related to changes in currency exchange rates.

      Income before income taxes in the eliminations/other category in the first nine months of 2003 was $154 million, up $353 million from the first nine months of 2002. The improvement primarily reflected the net favorable market valuation of derivative instruments and associated exposures.

Financial Condition

     Placement Volume and Financing Share

      Total worldwide financing contract placement volumes for new and used vehicles are shown below:

	Third Quarter		First Nine Months		Full Year

	2003	2002	2003	2002	2002	2001	2000	1999

	(in thousands)
Worldwide
Retail installment	844	936	2,289	2,611	3,322	4,495	3,777	3,428
Operating and finance leases	111	183	388	627	775	1,050	1,228	1,065

Total financing volume	955	1,119	2,677	3,238	4,097	5,545	5,005	4,493

North America Segment
United States	588	729	1,551	2,022	2,512	3,819	3,525	3,139
Canada	55	55	156	165	212	227	210	198

Total North America segment	643	784	1,707	2,187	2,724	4,046	3,735	3,337

International Segment
Europe	205	220	649	705	917	988	795	829
Other international	107	115	321	346	456	511	475	327

Total International segment	312	335	970	1,051	1,373	1,499	1,270	1,156

Total financing volume	955	1,119	2,677	3,238	4,097	5,545	5,005	4,493

      Shown below are Ford Credit’s financing shares of new Ford, Lincoln and Mercury brand vehicles sold by dealers in the United States and Ford brand vehicles sold by dealers in Europe. Also shown below are Ford Credit’s wholesale financing shares of new Ford, Lincoln and Mercury brand vehicles acquired by dealers in the United States and of new Ford brand vehicles acquired by dealers in Europe:

			First Nine
	Third Quarter		Months		Full Year

	2003	2002	2003	2002	2002	2001	2000	1999

United States
Financing Share — Ford, Lincoln and Mercury
Retail installment and lease	48%	47%	39%	42%	41%	54%	51%	47%
Wholesale	82	85	83	85	84	84	84	84
Europe
Financing share — Ford
Retail installment and lease	31%	33%	31%	34%	34%	37%	32%	33%
Wholesale	96	98	96	97	97	97	97	96

      Worldwide. Ford Credit’s worldwide financing contract placement volumes were 955,000 in the third quarter of 2003, down 164,000 contracts or 15% compared with a year ago. Retail installment contracts were 844,000, down 92,000 contracts or 10% compared with the prior year. Lease contract volumes were 111,000, down 72,000 contracts or 39% compared with a year ago. In the first nine months of 2003, financing contract volumes were 2,677,000, down 561,000 or 17% compared with a year ago. Retail installment contracts were 2,289,000, down 322,000 contracts or 12% compared with the prior year. Lease contract volumes were 388,000, down 239,000 contracts or 38% compared with a year ago.

      North America. Ford Credit’s North America financing contract placement volumes were 643,000 in the third quarter of 2003, down 141,000 contracts or 18% compared with a year ago. In the United States, this decline reflected the reduction of used and non-Ford retail installment financing and the continued focus on supporting Ford’s brands. In addition, Ford Credit continued to reduce the amount of lease financing. Financing share of new Ford, Lincoln and Mercury brand cars and light trucks sold by dealers in the United States was 48% in the third quarter of 2003, up 1 percentage point from a year ago and up 14 percentage points from the second quarter of 2003. Higher financing share compared with the second quarter reflected the increased use of Ford’s marketing programs that require Ford Credit financing products.

      In the first nine months of 2003, Ford Credit’s North America financing contract placement volumes were 1,707,000, down 480,000 or 22% compared with a year ago. United States financing share in the first nine months of 2003 was 39% compared with 42% a year ago. Lower financing share reflected the increased use of Ford’s cash rebate marketing programs in the first half of 2003 that did not require Ford Credit financing products, which was offset partially by higher financing share in the third quarter of 2003 as a result of Ford’s marketing programs that did require Ford Credit financing products.

      International. In the third quarter of 2003, Ford Credit’s financing contract placement volumes were 312,000, down 23,000 contracts or 7% compared with a year ago. This decrease primarily reflected changes in Ford’s retail marketing programs in Germany and Britain and lower fleet contract volumes in Britain. Ford Credit’s financing share of all new Ford brand vehicles sold by dealers in Europe was 31% in the third quarter of 2003, compared with 33% a year ago.

      In the first nine months of 2003, Ford Credit’s total financing contract placement volumes were 970,000, down 81,000 or 8% compared with a year ago. Ford Credit’s financing share of all new Ford brand vehicles sold by dealers in Europe was 31% in the first nine months of 2003, compared with 34% a year ago. This overall decrease resulted from the same factors described in the preceding paragraph.

Finance Receivables and Operating Leases

      Ford Credit’s financial condition is significantly impacted by the performance of on-balance sheet and managed receivables. Its on-balance sheet finance receivables, net of allowance for credit losses, and net investment in operating leases, and its managed finance receivables and net investment in operating leases, are shown below. On-balance sheet receivables include receivables Ford Credit owns, the reacquired receivables, and receivables sold to SPEs in on-balance sheet securitizations that Ford Credit continues to service. Ford Credit’s securitized off-balance sheet receivables include receivables sold in off-balance sheet securitizations that Ford Credit continues to service. Ford Credit’s managed receivables include both on-balance sheet and securitized off-balance sheet receivables. Serviced receivables, which include managed receivables and receivables sold in whole-loan sale transactions which Ford Credit continues to service, are also noted:

	September 30,		December 31,

	2003	2002	2002	2001	2000	1999

	(in billions)
Outstanding Receivables, Net — On-Balance Sheet (including On-Balance sheet securitizations)
Finance receivables
Retail installment	$80.0	$77.3	$68.4	$83.4	$79.9	$75.4
Wholesale	18.6	15.8	16.4	15.4	33.7	26.1
Other	8.9	9.1	9.8	9.2	8.4	7.1

Total finance receivables, net	$107.5	$102.2	$94.6	$108.0	$122.0	$108.6
Net investment in operating leases	24.8	33.5	31.6	37.5	36.8	31.5

Total on-balance sheet	$132.3	$135.7	$126.2	$145.5	$158.8	$140.1

Memo: Allowance for credit losses included above	$3.2	$3.2	$3.2	$2.8	$1.6	$1.5

Outstanding Receivables — Securitized Off-Balance Sheet
Finance receivables
Retail installment	$31.0	$47.1	$48.9	$41.3	$26.0	$14.5
Wholesale	17.8	18.7	22.5	17.4	2.4	5.0
Other	—	—	—	—	—	—

Total finance receivables	$48.8	$65.8	$71.4	$58.7	$28.4	$19.5
Net investment in operating leases	—	—	—	—	0.1	0.1

Total securitized off-balance sheet	$48.8	$65.8	$71.4	$58.7	$28.5	$19.6

Outstanding Receivables — Managed
Finance receivables
Retail installment	$111.0	$124.4	$117.3	$124.7	$105.9	$89.9
Wholesale	36.4	34.5	38.9	32.8	36.1	31.1
Other	8.9	9.1	9.8	9.2	8.4	7.1

Total finance receivables	$156.3	$168.0	$166.0	$166.7	$150.4	$128.1
Net investment in operating leases	24.8	33.5	31.6	37.5	36.9	31.6

Total managed	$181.1	$201.5	$197.6	$204.2	$187.3	$159.7

Outstanding Receivables — Serviced	$186.9	$201.5	$202.6	$204.2	$187.3	$159.7

      On-Balance Sheet Receivables. On-balance sheet finance receivables and net investment in operating leases, net of allowance for credit losses, at September 30, 2003 were $132.3 billion, down $3.4 billion or 3% from a year ago and up $6.1 billion or 5% from December 31, 2002. The reduction from September 30, 2002 primarily reflected lower lease and retail placement volumes, receivables sold in securitizations and whole-loan sale transactions, offset partially by the impact of the accounting consolidation of FCAR. Lower net investment in operating leases resulted from Ford’s marketing programs including Ford-sponsored special-rate retail installment financing or cash rebates, that caused leasing to be a less attractive financing alternative for Ford Credit’s customers.

      At September 30, 2003, on-balance sheet retail receivables included $10.7 billion that have been sold for legal purposes to Ford Credit-sponsored securitization SPEs that sell asset-backed securities to FCAR and are available only for repayment of asset-backed commercial paper issued by FCAR, other securitization investors and other participants. These receivables are not available to pay the obligations of Ford Credit or the claims of Ford Credit’s creditors.

      Securitized Off-Balance Sheet Receivables. Total securitized off-balance sheet receivables at September 30, 2003 were $48.8 billion, down $17 billion or 26% from a year ago and down $22.6 billion or 32% from December 31, 2002. This decrease primarily reflected the reacquired receivables now reported on Ford Credit’s balance sheet, the slower pace of securitizations this year, and the increased use of whole-loan sale transactions.

      Managed Receivables. Total managed receivables at September 30, 2003 were $181.1 billion, down $20.4 billion or 10% from September 30, 2002, primarily reflecting lower retail installment finance receivables, resulting from the sale of U.S. retail finance receivables in whole-loan sale transactions, lower placement volumes, and lower net investment in operating leases. Net investment in operating leases was lower resulting from Ford’s marketing programs including Ford-sponsored special-rate retail installment financing or cash rebates that caused leasing to be a less attractive financing alternative for Ford Credit’s customers.

      Serviced Receivables. Serviced receivables includes Ford Credit’s managed receivables and receivables sold in whole-loan sale transactions. Ford Credit continues to service the receivables sold in whole-loan sale transactions. Ford Credit retains no interest in the receivables, however, and all credit risk associated with the receivables are transferred to the buyer.

Credit Loss Experience

     Worldwide

      The following tables show actual credit losses net of recoveries, which is referred to as net credit losses, for Ford Credit’s worldwide on-balance sheet, reacquired receivables, securitized off-balance sheet and managed portfolios, for the various categories of financing during the periods indicated. The loss-to-receivables ratio, which equals net credit losses divided by the average amount of net receivables outstanding for the period, is shown for on-balance sheet (including reacquired receivables) and managed portfolios.

	Third Quarter		First Nine Months		Full Year

	2003	2002	2003	2002	2002	2001

	(in millions)
Net Credit Losses
On-Balance Sheet
Retail installment and lease	$443	$584	$1,356	$1,678	$2,292	$2,052
Wholesale	21	7	38	23	40	33
Other	2	0	16	22	30	24

Total on-balance sheet	$466	$591	$1,410	$1,723	$2,362	$2,109
Reacquired Receivables (retail)	37	—	56	—	—	—

Total On-Balance Sheet (including reacquired receivables)	$503	$591	$1,466	$1,723	$2,362	$2,109

Securitized Off-Balance Sheet
Retail installment and lease	$178	$115	$539	$302	$448	$220
Wholesale	(2)	—	1	—	6	1
Other	—	—	—	—	—	—

Total securitized off-balance sheet	$176	$115	$540	$302	$454	$221

Managed
Retail installment and lease	$658	$699	$1,951	$1,980	$2,740	$2,272
Wholesale	19	7	39	23	46	34
Other	2	0	16	22	30	24

Total managed	$679	$706	$2,006	$2,025	$2,816	$2,330

Loss-to-Receivables Ratios
On-Balance Sheet (including reacquired receivables)
Retail installment and lease	1.83%	2.06%	1.89%	1.96%	2.04%	1.74%
Wholesale	0.44	0.18	0.28	0.20	0.25	0.12
Total including other	1.52%	1.71%	1.54%	1.65%	1.72%	1.36%
Managed
Retail installment and lease	1.91%	1.75%	1.85%	1.66%	1.73%	1.45%
Wholesale	0.21	0.08	0.13	0.09	0.13	0.10
Total including other	1.47%	1.39%	1.41%	1.33%	1.39%	1.20%

      Credit Losses — On-Balance Sheet. Net credit losses for Ford Credit’s on-balance sheet portfolio, excluding credit losses on reacquired receivables, were $466 million in the third quarter of 2003, down $125 million or 21% from a year ago. Including credit losses on reacquired receivables, net credit losses were $503 million, down $88 million or 15% from a year ago. These decreases primarily reflected Ford Credit’s lower level of receivables resulting from lower placement volumes, off-balance sheet securitizations and whole-loan sale transactions.

      The loss-to-receivables ratio for Ford Credit’s on-balance sheet portfolio, excluding net credit losses associated with reacquired receivables, was 1.40% in the third quarter of 2003, down from

1.71% a year ago. The loss-to-receivables ratio for Ford Credit’s on-balance sheet portfolio, including net credit losses associated with reacquired receivables, was 1.52% in the third quarter of 2003, down from 1.71% a year ago. Ford Credit believes that the use of the on-balance sheet loss-to-receivables ratio that includes the net credit losses on reacquired receivables is useful to investors because it provides a more complete presentation of on-balance sheet loss performance.

      In the first nine months of 2003, net credit losses for Ford Credit’s on-balance sheet portfolio, excluding credit losses on reacquired receivables, were $1,410 million, down $313 million or 18% from a year ago, reflecting primarily lower on-balance sheet receivables resulting from lower placement volumes, off-balance sheet securitizations and whole-loan sale transactions. Including credit losses associated with reacquired receivables, net credit losses were $1,466 million, down $257 million or 15% from a year ago. The loss-to-receivables ratio for Ford Credit’s on-balance sheet portfolio, excluding net credit losses associated with reacquired receivables, was 1.48% in the first nine months of 2003, down from 1.65% a year ago. The loss-to-receivables ratio for Ford Credit’s on-balance sheet portfolio, including net credit losses associated with reacquired receivables, was 1.54% in the first nine months of 2003, down from 1.65% a year ago.

      Credit Losses — Securitized Off-Balance Sheet. Net credit losses for Ford Credit’s securitized off-balance sheet portfolio were $176 million in the third quarter 2003, up $61 million or 53% from a year ago. In the first nine months of 2003, net credit losses for the securitized off-balance sheet portfolio were $540 million, up $238 million or 79%. These increases reflected an increase in the average maturity of securitized off-balance sheet receivables.

      Credit Losses — Managed. Net credit losses for Ford Credit’s managed portfolio were $679 million in the third quarter of 2003, down $27 million or 4% from a year ago. The loss-to-receivables ratio for the managed portfolio was 1.47% in the third quarter of 2003, up from 1.39% a year ago, reflecting primarily lower retail receivables and net investment in operating leases. In the first nine months of 2003, net credit losses for the managed portfolio were $2,006 million, $19 million lower than a year ago.

Ford Credit U.S. Retail and Operating Lease

      The following table shows the loss-to-receivables, repossession, bankruptcy and delinquency statistics for Ford Credit’s Ford, Lincoln and Mercury brand U.S. retail and lease portfolio, which is approximately 60% of its worldwide managed portfolio of retail receivables and net investment in operating leases at September 30, 2003.

	Third Quarter		First Nine Months		Full Year

	2003	2002	2003	2002	2002	2001

Loss-to-Receivables Ratios
On-balance sheet (including reacquired receivables)	1.80%	1.88%	1.90%	1.73%	1.87%	1.61%
Managed	1.86%	1.51%	1.80%	1.38%	1.50%	1.31%

Repossession Statistics — Managed
Repossessions (in thousands)	50	50	145	147	199	174
Repossession ratios	3.57%	2.81%	3.26%	2.69%	2.89%	2.45%

Other Metrics — Serviced
Average loss per repossession	$7,200	$7,000	$7,400	$6,800	$6,960	$6,600
New bankruptcy filings (in thousands)	27	29	84	90	118	91

	Third Quarter		Full Year

	2003	2002	2002	2001

Over-60-Day Delinquency Ratios — Managed	0.39%	0.38%	0.36%	0.40%

      Loss-to-Receivables Ratio — On-Balance Sheet. In the third quarter of 2003, the loss-to-receivables ratio for Ford Credit’s on-balance sheet receivables, including reacquired receivables and related net credit losses, was 1.80%, compared with 1.88% a year ago. This improvement largely reflected the lower amount of off-balance sheet securitization in 2003, which resulted in a greater portion of the recently originated receivables being retained on Ford Credit’s balance sheet. Credit losses on recently originated receivables are generally lower initially and increase as the receivables mature. In the third quarter of 2003, the loss-to-receivables ratio, excluding credit losses on reacquired receivables, was 1.59%, compared with 1.88% a year ago.

      In the first nine months of 2003, the loss-to-receivables ratio for Ford Credit’s on-balance sheet receivables was 1.90%, up from 1.73% a year ago. The increase reflected a higher repossession rate and lower used vehicle auction values compared with the first nine months of 2002. In the first nine months of 2003, the loss-to-receivables ratio, excluding credit losses on reacquired receivables, was 1.78%, compared with 1.73% a year ago.

      Loss-to-Receivables Ratio — Managed. In the third quarter of 2003, the loss-to-receivables ratio for Ford Credit’s managed receivables was 1.86%, compared with 1.51% a year ago. In the first nine months of 2003, the loss-to-receivables ratio was 1.80%, compared with 1.38% in the year ago period. These increases primarily reflected the impact of a higher repossession rate and lower managed receivables resulting from lower contract placement volumes and whole-loan sale transactions.

      Repossession Statistics — Managed. Repossessions are shown in aggregate and as a percent of the average number of accounts outstanding during the relevant periods, defined as the repossession ratio. In the third quarter of 2003, repossessions totaled about 50,000 units, unchanged from a year ago, and Ford Credit’s repossession ratio was 3.57%, compared with 2.81% in the third quarter of 2002. While Ford Credit’s total number of repossessions has remained constant over year-ago periods, the total number of outstanding contracts has decreased, resulting in an increase in repossession ratio. In the first nine months of 2003, repossessions totaled about 145,000 units, about the same as a year ago, and the repossession ratio was 3.26%, compared with 2.69% a year ago.

      Other Metrics — Serviced. In the third quarter of 2003, Ford Credit’s average loss per repossession, which it refers to as severity, was $7,200, up $200 per unit from a year ago. In the first nine months of 2003, Ford Credit’s average loss per repossession was $7,400, up $600 per unit or 9% from $6,800 a year ago, primarily reflecting a decline in used vehicle auction values from the comparable period. New bankruptcy filings in the third quarter of 2003 were approximately 27,000, down 2,000 filings from a year ago. Ford Credit’s uses serviced-based metrics for severity and bankruptcy filings because its collection efforts relate to all accounts Ford Credit continues to service.

      Delinquent Accounts. For quarterly ratios, delinquencies are expressed as a percent of the end-of-period accounts outstanding for non-bankrupt accounts. Full year ratios are expressed as an average of the quarterly ratios. At September 30, 2003, the over-60-day delinquency ratio was 0.39%, up from 0.38% a year ago.

Allowance for Credit Losses

      Ford Credit’s allowance for credit losses and its allowance for credit losses as a percentage of end-of-period net receivables for the on-balance sheet portfolio are shown below:

	September 30,		December 31,

	2003	2002	2002	2001	2000	1999

	(in billions)
Allowance for Credit Losses
On-Balance Sheet
Retail installment and lease	$2.9	$2.9	$2.9	$2.5	$1.5	$1.4
Wholesale	0.2	0.2	0.2	0.2	0.1	0.1
Other	0.1	0.1	0.1	0.1	0.0	0.0

Total allowance for credit losses	$3.2	$3.2	$3.2	$2.8	$1.6	$1.5

As a Percentage of End-of-Period Net Receivables
Retail installment and lease	2.77%	2.61%	2.88%	2.10%	1.28%	1.25%
Wholesale	1.33	1.27	1.37	1.03	0.37	0.41
Other	0.71	0.66	0.68	0.66	0.24	0.29
Total	2.43%	2.33%	2.51%	1.89%	1.03%	1.05%

      At September 30, 2003, Ford Credit’s allowance for credit losses was $3.2 billion, unchanged from June 30, 2003 and December 31, 2002. The allowance for credit losses as a percent of end-of-period net receivables was 2.43%, including reacquired receivables. Excluding reacquired receivables, Ford Credit’s allowance for credit losses as a percent of end-of-period net receivables would have been 2.59%.

      Ford Credit’s allowance for credit losses does not include any allowance for receivables that it has sold in off-balance sheet securitizations. Instead, when Ford Credit sells receivables in off-balance sheet securitizations, it retains an interest-only strip asset included in Ford Credit’s retained interest in securitized assets. In establishing the fair value of this asset, Ford Credit includes an estimated amount of expected future credit losses related to securitized off-balance sheet receivables.

Retail Operating Lease Experience

      Ford Credit uses various statistics to monitor residual value risk and return rate risk. Placement volume measures the number of leases Ford Credit purchases each year. Termination volume is a measure of the number of vehicles for which the lease has ended in each year. Return rates are the percentage of leased vehicles that are returned at the end of the lease to Ford Credit and not purchased by either the customer or the dealer. The following table shows historical placement volumes, termination volumes and return rates for Ford Credit North

America, which is approximately 92% of total net investment in operating leases at September 30, 2003:

			First
	Third Quarter		Nine Months		Full Year

	2003	2002	2003	2002	2002	2001	2000	1999

Placement Volume (in thousands)
Ford, Lincoln and Mercury Cars	11	26	48	87	104	163	205	187
Ford, Lincoln and Mercury Trucks	33	57	113	212	261	408	538	493
Jaguar, Land Rover and Volvo*	16	28	38	83	95	90	53	39
Other	10	2	18	7	9	17	23	32

Total North America	70	113	217	389	469	678	819	751

Termination Volume (in thousands)
Ford, Lincoln and Mercury Cars	39	42	140	137	169	151	154	244
Ford, Lincoln and Mercury Trucks	104	127	341	385	486	366	360	499
Jaguar, Land Rover and Volvo*	16	13	43	36	48	34	28	14
Other	5	9	16	27	34	80	87	107

Total North America	164	191	540	585	737	631	629	864

Return Rate
Ford, Lincoln and Mercury Cars	76%	61%	78%	61%	62%	58%	62%	70%
Ford, Lincoln and Mercury Trucks	67	65	69	65	66	66	63	71
Jaguar, Land Rover and Volvo*	46	48	51	43	44	45	51	45
Other	57	51	55	52	50	60	69	67
Total North America	67%	63%	70%	62%	63%	62%	63%	70%

*	Ford Credit first reported placement volumes for Land Rover in 2001.

      Operating lease placement volumes in the first nine months of 2003 were 217,000 units, down 172,000 units or 44% from a year ago, reflecting two key factors:

•	compared with leasing, retail installment sale financing has become more popular in recent periods because of Ford-sponsored special-rate retail installment financing programs, and

•	the decline in used vehicle prices in the past few years, which makes leasing less financially attractive for Ford Credit customers.

      In the first nine months of 2003, termination volumes were 540,000 units, down 45,000 units or 8% from a year ago. Return rates increased to 67% in the third quarter of 2003, up from 63% a year ago, largely related to higher cash incentives on new vehicles offered by Ford and competitors, compared with a year ago. Compared with the second quarter of 2003, return rates in the third quarter of 2003 were down three percentage points, reflecting improved auction values in the third quarter of 2003.

Credit Ratings

      The following chart summarizes Ford Credit’s credit ratings and the outlook assigned by the rating agencies as of November 14, 2003:

	Short-term	Long-term
	Debt	Debt	Outlook

Fitch	F2	BBB+	Negative
Moody’s	Prime-2	A3	Negative
S&P	A-3	BBB-	Stable

      On November 12, 2003, Standard & Poor’s Ratings Services (“S&P”) downgraded Ford Credit’s long-term corporate credit rating to “BBB-” with a stable outlook from “BBB” with a negative outlook. S&P also downgraded Ford Credit’s short-term credit rating to “A-3” from “A-2”. Lower credit ratings generally result in higher borrowing costs and reduced access to capital markets. Ford Credit expects that this downgrade will substantially reduce its ability to issue unsecured commercial paper. It is too early, however, to determine the impact of the downgrade on Ford Credit’s funding mix for 2004. Ford Credit’s funding strategy will continue to be focused on maintaining liquidity and diverse and competitive funding sources. Ford Credit believes its funding strategy will allow it to continue to fund its operations in 2003 and beyond.

      On November 14, 2003, Moody’s Investors Service (“Moody’s”) confirmed its long-term and short-term debt ratings on Ford Credit at “A3” and “Prime-2,” respectively. Moody’s stated that the outlook for the long-term ratings remains negative.

      On November 14, 2003, Fitch, Inc. (“Fitch”) affirmed its long-term and short-term debt ratings on Ford Credit at “BBB+” and “F2,” respectively, with a negative outlook.

Funding

      Debt and Securitized Funding. Ford Credit’s outstanding debt and securitized funding were as follows on the dates indicated:

	September 30,		December 31,

	2003	2002	2002	2001	2000	1999

	(in billions)
Debt
Commercial paper — unsecured	$8.8	$8.1	$8.2	$15.7	$42.3	$43.1
Asset-backed commercial paper (FCAR)	9.2	—	—	—	—	—
Ford Money Market Account	7.0	5.0	5.1	4.0	3.7	2.8
Other short-term debt	2.3	2.9	2.9	2.9	3.9	3.9

Total short-term debt	$27.3	$16.0	$16.2	$22.6	$49.9	$49.8
Long-term debt (including notes payable within one year)	122.3	124.3	124.1	123.2	95.7	82.3

Total debt	$149.6	$140.3	$140.3	$145.8	$145.6	$132.1

Securitized Off-Balance Sheet Funding
Securitized off-balance sheet portfolio	$48.8	$65.8	$71.4	$58.7	$28.4	$19.5
Retained interest	(10.2)	(9.7)	(17.6)	(12.5)	(3.7)	(3.5)

Total securitized off-balance sheet funding	$38.6	$56.1	$53.8	$46.2	$24.7	$16.0

Total debt plus securitized off-balance sheet funding	$188.2	$196.4	$194.1	$192.0	$170.3	$148.1

Memo: Asset-backed commercial paper (FCAR) previously reported as securitized off- balance sheet funding	$—	$11.5	$11.9	$12.1	$0.7	$0.5

Back-up Credit Facilities
Ford Credit	$5.2	$8.1	$8.6	$9.0	$20.0	$18.5
FCE	3.4	5.0	5.3	4.6	4.7	4.9
Ford bank lines (available at Ford’s option)	6.8	7.6	7.6	8.4	8.4	8.6
Asset-backed commercial paper lines	17.6	13.0	13.6	12.5	1.4	1.4

Total back-up facilities	$33.0	$33.7	$35.1	$34.5	$34.5	$33.4
Drawn amounts	(1.0)	(0.9)	(0.9)	(0.7)	(0.9)	(0.5)

Total available back-up facilities	$32.0	$32.8	$34.2	$33.8	$33.6	$32.9

Memo: Additional available funding through bank-sponsored asset-backed commercial paper issuers	$8.2	$7.4	$7.3	$6.8	$—	$—

	September 30,		December 31,

	2003	2002	2002	2001	2000	1999

Ratios
Commercial paper coverage	>100%	>100%	>100%	>100%	57%	54%
Short-term debt and notes payable within one year to total debt	37	27	28	30	43	52
Short-term debt and notes payable within one year to total capitalization	34	25	25	28	40	48

      At September 30, 2003, Ford Credit’s unsecured commercial paper balance was $8.8 billion, up $663 million from December 31, 2002. Ford Credit’s asset-backed commercial paper balance was $9.2 billion, which was previously off-balance sheet debt of FCAR. Total long-term debt at September 30, 2003 was $122.3 billion, compared with $124.1 billion at year-end 2002. The decrease in long-term debt reflected reduced receivables and Ford Credit’s funding strategy to improve liquidity through securitizations. The recent downgrade of Ford Credit’s short-term credit rating by S&P is expected to substantially reduce its ability to issue unsecured commercial paper. Ford Credit does, however, have substantial unused capacity, about $12 billion at September 30, 2003, in its secured asset-backed commercial paper programs. Ford Credit does not expect the downgrade of its short-term credit rating by S&P to have a material adverse impact on these programs.

      At September 30, 2003, Ford Credit’s total debt was $149.6 billion, up $9.3 billion from December 31, 2002. Excluding asset-backed commercial paper (FCAR), total debt would have been $140.4 billion, about equal to year-end 2002. Debt plus securitized off-balance sheet funding totaled $188.2 billion, down $5.9 billion compared with year-end 2002, reflecting lower asset levels which reduces Ford Credit’s funding needs.

      At September 30, 2003, the ratio of Ford Credit’s short-term debt and notes payable within one year to total capitalization was 34%, compared with 25% at year-end 2002. This increase reflected asset-backed commercial paper that was previously off-balance sheet debt of FCAR.

      Debt reported on Ford Credit’s balance sheet as asset-backed commercial paper, which is issued by FCAR, is payable solely out of collections on the receivables supporting FCAR’s assets and is not a legal obligation of Ford Credit.

      Funding Proceeds. During the third quarter of 2003, Ford Credit issued $7.8 billion of long-term debt with maturities of one to thirty years. These issuances included $3 billion of Eurodollar bonds, $3 billion of GlobLSTM, $800 million under Ford Credit’s Continuously Offered Bonds for Retail Accounts program, and $1 billion in other transactions denominated in various currencies, including $200 million under the Term Bonds in Retail Distribution program in Canada. In addition, Ford Credit realized $2.2 billion in proceeds from sales of receivables in off-balance sheet securitizations.

Liquidity

      Cash and Cash Equivalents. At September 30, 2003, Ford Credit’s cash and cash equivalents totaled $20.3 billion. In the normal course of its funding activities, Ford Credit may generate more proceeds than are necessary for its immediate funding needs. Ford Credit refers to this excess funding as “overborrowings”. Of the $20.3 billion of cash and cash equivalents, $18.3 billion represented these overborrowings, up $13.3 billion from December 31, 2002. The increase in overborrowing reflected Ford Credit’s plan to pre-fund debt maturities. Ford Credit believes this strategy results in greater flexibility in the execution of its 2004 funding plan.

      Ford Credit expects its full-year 2003 public term funding requirements to be between $25 billion and $30 billion. As of September 30, 2003, Ford Credit had completed about $24 billion of public term funding transactions, or 80% to 95% of full-year requirements. Ford Credit expects full-year 2004 public term funding requirements to be between $20 billion and $30 billion.

      Back-up Credit Facilities and Committed Funding Sources. For additional funding and to maintain liquidity, Ford Credit and its majority-owned subsidiaries including FCE Bank plc (“FCE”) have contractually committed credit facilities with financial institutions that totaled approximately $8.6 billion at September 30, 2003 (including $4.3 billion and $3.2 billion of global credit facilities of Ford Credit and FCE, respectively). Approximately $1.0 billion of the total facilities were in use at September 30, 2003. Forty-five percent of the total facilities are committed through June 30, 2008. Ford Credit’s global credit facilities may be used at its option by any of its direct or indirect majority-owned subsidiaries. FCE’s global credit facilities may be used at their option by any of their direct or indirect majority-owned subsidiaries. Any such borrowings would be guaranteed by Ford Credit or FCE. All of the global credit facilities are free of material adverse change clauses and restrictive financial covenants (for example, debt-to-equity limitations, minimum net worth requirements and credit rating triggers that would limit the ability to borrow). Ford Credit does not expect the recent rating actions by S&P to have an immediate material adverse impact on its liquidity facilities.

      At Ford’s option, approximately $6.8 billion of Ford’s global lines of credit may be used by any of its direct or indirect majority-owned subsidiaries on a guaranteed basis. Ford also has the ability to transfer, on a non-guaranteed basis, $2.5 billion of such credit lines to Ford Credit and $543 million to FCE.

      Additionally, banks provided $17.6 billion of contractually committed liquidity facilities supporting two asset-backed commercial paper programs, $17.2 billion of which supported FCAR and $425 million supported Ford Credit’s Motown NotesSM program as of September 30, 2003.

      In addition, Ford Credit has entered into agreements with several bank-sponsored commercial paper issuers (“conduits”) under which such conduits are contractually committed to purchase from Ford Credit, at its option, up to an aggregate of approximately $12.5 billion of receivables. The agreements have varying maturity dates between June 24, 2004 and October 29, 2004. As of September 30, 2003, approximately $4.3 billion of these conduit commitments were utilized.

Leverage

      The following table illustrates the calculation of Ford Credit’s financial statement leverage:

	September 30,		December 31,

	2003	2002	2002	2001	2000	1999

	(in billions)
Total debt	$149.6	$140.3	$140.3	$145.8	$145.6	$132.1
Total stockholder’s equity	12.5	13.7	13.6	12.0	12.2	10.9
Debt-to-equity ratio (to 1)	12.0	10.3	10.3	12.2	11.9	12.1

      At September 30, 2003, Ford Credit’s financial statement leverage was 12.0 to 1, compared with 10.3 to 1 at December 31, 2002 and September 30, 2002. This increase in leverage resulted primarily from the accounting consolidation of FCAR resulting in $9.2 billion of FCAR’s debt reported on Ford Credit’s balance sheet at September 30, 2003.

      The following table illustrates the calculation of Ford Credit’s managed leverage:

	September 30,		December 31,

	2003	2002	2002	2001	2000	1999

	(in billions)
Total debt	$149.6	$140.3	$140.3	$145.8	$145.6	$132.1
Securitized off-balance sheet receivables outstanding	48.8	65.8	71.4	58.7	28.4	19.5
Retained interest in securitized off-balance sheet receivables	(10.2)	(9.7)	(17.6)	(12.5)	(3.7)	(3.5)
Adjustments for cash and cash equivalents	(20.3)	(7.1)	(6.8)	(2.9)	(1.1)	(0.9)
Adjustments for SFAS No. 133	(5.4)	(6.0)	(6.2)	(2.1)	—	—

Adjusted debt	$162.5	$183.3	$181.1	$187.0	$169.2	$147.2

Total stockholder’s equity (including minority interest)	$12.5	$13.7	$13.6	$12.0	$12.2	$11.3
Adjustment for SFAS No. 133	0.3	0.5	0.5	0.6	—	—

Adjusted equity	$12.8	$14.2	$14.1	$12.6	$12.2	$11.3

Managed debt-to-equity ratio (to 1)	12.7	12.9	12.8	14.8	13.9	13.0

      Ford Credit believes that the use of the managed leverage measure, which is the result of the adjustments to Ford Credit’s financial statement leverage, is useful to investors because it reflects the way Ford Credit manages its business. Ford Credit retains interests in receivables sold in off-balance sheet securitization transactions, and with respect to subordinated retained interests, is exposed to credit risk. Accordingly, Ford Credit considers securitization as an alternative source of funding and evaluates credit losses, receivables and leverage on a managed as well as a financial statement basis. As a result, the managed leverage measure provides investors with meaningful information regarding management’s decision-making processes.

      At September 30, 2003, managed leverage was 12.7 to 1, compared with 12.8 to 1 at December 31, 2002 and 12.9 to 1 at September 30, 2002. This leverage reflects Ford Credit’s dividend policy and leverage target to maintain managed leverage at the lower end of the 13 — 14 to 1 range.

Sales of Receivables Activity

      The following tables illustrate worldwide off-balance sheet receivables sales activity in both securitizations and whole-loan sale transactions for the periods indicated:

	Types of Receivables

	Third Quarter 2003			Third Quarter 2002

	Retail	Wholesale	Total	Retail	Wholesale	Total

	(in billions)
Net Proceeds from Receivable Sales
Securitizations
North America segment — retail (excluding Triad)	$—	$—	$—	$4.5	$—	$4.5
Triad	—	—	—	0.8	—	0.8
International segment — retail	0.9	—	0.9	0.5	—	0.5
Motown NotesSM program	—	—	—	—	—	—
FCAR	—	—	—	1.9	—	1.9
Bank-sponsored commercial paper issuers	—	—	—	1.1	—	1.1
Other structured financings	1.3	—	1.3	—	—	—

Net proceeds from securitizations	$2.2	$—	$2.2	$8.8	$—	$8.8
Whole-loan sales	—	—	—	—	—	—

Total net proceeds	$2.2	$—	$2.2	$8.8	$—	$8.8
Retained interest and other	0.2	—	0.2	0.7	—	0.7

Total receivables sold	$2.4	$—	$2.4	$9.5	$—	$9.5
Prior period sold receivables, net of paydown activity	34.4	17.8	52.2	37.6	18.7	56.3

Total sold receivables outstanding at the end of the relevant period	$36.8	$17.8	$54.6	$47.1	$18.7	$65.8

	Types of Receivables

	First Nine Months 2003			First Nine Months 2002

	Retail	Wholesale	Total	Retail	Wholesale	Total

	(in billions)
Net Proceeds from Receivable Sales
Securitizations
North America segment — retail (excluding Triad)	$5.6	$—	$5.6	$16.5	$—	$16.5
Triad	0.9	—	0.9	0.8	—	0.8
International segment — retail	2.6	—	2.6	1.6	—	1.6
Motown NotesSM program	—	1.0	1.0	—	4.8	4.8
FCAR	—	—	—	3.1	—	3.1
Bank-sponsored commercial paper issuers	1.4	—	1.4	1.4	—	1.4
Other structured financings	1.3	—	1.3	—	—	—

Net proceeds from securitizations	$11.8	$1.0	$12.8	$23.4	$4.8	$28.2
Whole-loan sales	3.0	—	3.0	—	—	—

Total net proceeds	$14.8	$1.0	$15.8	$23.4	$4.8	$28.2
Retained interest and other	0.9	(1.0)	(0.1)	1.5	(3.5)	(2.0)

Total receivables sold	$15.7	$0.0	$15.7	$24.9	$1.3	$26.2

	Types of Receivables

	First Nine Months 2003			First Nine Months 2002

	Retail	Wholesale	Total	Retail	Wholesale	Total

	(in billions)
Prior period sold receivables, net of paydown activity	21.1	17.8	38.9	22.2	17.4	39.6

Total sold receivables outstanding at the end of the relevant period	$36.8	$17.8	$54.6	$47.1	$18.7	$65.8

      Worldwide proceeds from the sale of retail and wholesale finance receivables through off-balance sheet securitizations and whole-loan sale transactions are shown below for the periods indicated:

			First Nine
	Third Quarter		Months		Full Year

	2003	2002	2003	2002	2002	2001	2000	1999

	(in billions)
Retail	$2.2	$8.8	$11.8	$23.4	$31.6	$32.0	$19.2	$9.4
Wholesale	—	—	1.0	4.8	4.8	8.8	0.3	0.5

Net proceeds from securitizations	$2.2	$8.8	$12.8	$28.2	$36.4	$40.8	$19.5	$9.9
Whole-loan	—	—	3.0	—	4.9	—	—	—

Total Net Proceeds	$2.2	$8.8	$15.8	$28.2	$41.3	$40.8	$19.5	$9.9

      In the third quarter of 2003, proceeds from securitizations totaled $2.2 billion, down $6.6 billion or 75% from a year ago. In the first nine months of 2003, proceeds from off-balance sheet securitizations totaled $12.8 billion, down $15.4 billion or 55% from the same period a year ago. The decrease in securitization activity primarily reflected lower funding requirements.

      The following table summarizes the activity related to off-balance sheet securitizations and whole-loan sale transactions reported in investment and other income related to receivables sales for the periods indicated:

	Third Quarter		First Nine Months		Full Year

	2003	2002	2003	2002	2002	2001	2000	1999

	(in millions)
Net gain on sales of receivables	$45	$57	$329	$289	$529	$412	$14	$83
Servicing fees	152	176	528	514	700	456	190	136
Interest income from retained securities	138	149	545	449	606	379	152	173
Excess spread and other	240	213	737	500	775	186	201	41

Total investment and other income related to sales of receivables	$575	$595	$2,139	$1,752	$2,610	$1,433	$557	$433

      Investment and other income related to receivables sales set forth above include the effects of the reacquired receivables through May 15, 2003, the date of the accounting consolidation of FCAR. In accordance with generally accepted accounting principles, such amounts will not be re-stated for prior reporting periods. In the future, any on-balance sheet securitizations will not generate gains on sale or other securitization income.

      Sales of receivables through off-balance sheet securitizations and whole-loan sale transactions reduce Ford Credit’s financing margins in the year the receivables are sold, as well as in future years, compared with what they otherwise would be if Ford Credit continued to own the receivables. These foregone financing margins can offset any positive impact associated with the gain on sales of receivables. The net impact of off-balance sheet securitizations and whole-loan sale transactions on revenue and earnings in a given period will vary depending on the amount and type of receivables sold and the timing of transactions in the current period and the preceding two to three year period, as well as the interest rate environment at the times the finance receivables were originated and securitized or sold. The following table shows, on an analytical basis, the pre-tax impact of sales of receivables through off-balance sheet securitizations (including FCAR-related receivables through May 15, 2003) and whole-loan sale transactions for the periods indicated, net of the effect of reduced financing margins attributable to the sold receivables:

			First
	Third Quarter		Nine Months		Full Year

	2003	2002	2003	2002	2002	2001	2000	1999

	(in millions)
Total investment and other income related to sales of receivables	$575	$595	$2,139	$1,752	$2,610	$1,433	$557	$433
Impact of securitizations on net financing margin on a managed basis:
Relevant period securitizations	$(27)	$(82)	$(457)	$(547)	$(968)	$(1,059)	$(243)	$(218)
Securitizations prior to the relevant period	(648)	(637)	(1,988)	(1,568)	(1,967)	(611)	(521)	(158)

Total impact of securitizations on net financing margin	$(675)	$(719)	$(2,445)	$(2,115)	$(2,935)	$(1,670)	$(764)	$(376)
Pre-tax impact of receivables sales on a managed basis	$(100)	$(124)	$(306)	$(363)	$(325)	$(237)	$(207)	$57
Memo:
Receivables sold	$2,445	$9,531	$15,693	$26,218	$40,712	$52,533	$21,618	$12,910
Servicing portfolio as of period-end	54,660	65,816	54,660	65,816	76,346	58,748	28,366	19,471
Pre-tax gain per dollar of retail receivables sold	1.8%	0.6%	2.1%	1.2%	1.4%	1.2%	0.1%	0.6%

      The net impact of off-balance sheet securitization on net financing margins set forth above includes the effects of the reacquired receivables through May 15, 2003, the date of the accounting consolidation of FCAR, and was calculated using a borrowing cost equal to the actual financing rate paid to securitization investors, which was significantly lower than average borrowing cost for unsecured debt for the periods presented. If calculated using average borrowing cost for unsecured debt, the reduction in financing margin from securitizations would be significantly lower.

Outlook

      For the full year, Ford Credit expects a significant improvement in income compared with a year ago. Ford Credit expects managed receivables to be in the $175 to $180 billion range.

INFORMATION CONCERNING FORD

      Ford was incorporated in Delaware in 1919 and acquired the business of a Michigan company, also known as Ford Motor Company, incorporated in 1903 to produce and sell automobiles designed and engineered by Henry Ford. Ford is the world’s second-largest producer of cars and trucks combined. Ford and its subsidiaries also engage in other businesses, including financing and renting vehicles and equipment.

      Ford’s business is divided into two business sectors: the Automotive sector and the Financial Services sector. Ford manages these sectors as four primary operating segments as described below.

Business Sectors	Operating Segments	Description

Automotive:	North America	primarily includes the sale of Ford, Lincoln and Mercury brand vehicles and related service parts in the U.S., Canada and Mexico and the associated costs to design, develop, manufacture and service these vehicles and parts
	International	primarily includes the sale of Ford brand vehicles and related service parts outside of North America and the sale of Premier Automotive Group brand vehicles (i.e., Volvo, Jaguar, Land Rover and Aston Martin) and related service parts throughout the world (including North America), together with the associated costs to design, develop, manufacture and service these vehicles and parts
Financial Services:	Ford Motor Credit Company	vehicle-related financing, leasing and insurance
	The Hertz Corporation	renting and leasing of cars, trucks and industrial and construction equipment, and other activities

SELECTED FINANCIAL DATA AND OTHER DATA OF FORD

      The following table sets forth selected financial data and other data concerning Ford (dollar amounts in millions, except per share amounts). The data have been reclassified for discontinued and held-for-sale operations.

	Nine Months Ended or
	at September 30		Years Ended or at December 31

	2003	2002	2002	2001	2000	1999	1998

SUMMARY OF OPERATIONS
Automotive sector
Sales	$98,719	$99,764	$134,425	$130,827	$140,777	$135,029	$118,017
Operating income/(loss)	193	(112)	(531)	(7,395)	5,288	7,186	5,376
Income/(loss) before income taxes	53	(585)	(1,156)	(8,862)	5,323	7,292	5,842
Financial Services sector
Revenues	19,727	21,242	28,161	29,927	28,314	25,162	25,011
Income/(loss) before income taxes	2,425	1,515	2,109	1,440	2,976	2,565	18,415
Total Company
Income/(loss) from continuing operations (a)	1,561	295	284	(5,349)	5,456	6,504	21,382
Income/(loss) from discontinued/held-for- sale operations	(4)	(48)	(63)	(104)	263	733	689
Loss on disposal of discontinued/held-for- sale operations	(5)	(95)	(199)	—	(2,252)	—	—
Cumulative effects of change in accounting principle	(264)	(1,002)	(1,002)	—	—	—	—
Net income/(loss)	1,228	(850)	(980)	(5,453)	3,467	7,237	22,071
Total Company Data Per Share of Common and Class B Stock (b)
Basic EPS — Continuing Operations	0.85	0.16	0.15	(2.96)	3.69	5.38	17.60
Basic EPS — Net Income	0.70	(0.47)	(0.55)	(3.02)	2.34	5.99	18.17
Diluted EPS — Continuing Operations	0.81	0.16	0.15	(2.96)	3.62	5.26	17.20
Diluted EPS — Net Income	0.68	(0.47)	(0.54)	(3.02)	2.30	5.86	17.76
TOTAL COMPANY BALANCE SHEET DATA AT PERIOD-END
Automotive sector
Total assets	119,159	100,112	107,790	88,319	94,312	99,201	83,911
Long-term debt	19,992	13,604	13,607	13,467	11,769	10,398	8,589
Financial Services sector
Total assets	195,753	185,584	187,432	188,224	189,078	171,048	148,801
Long-term debt	159,268	148,393	106,529	107,031	86,877	67,178	55,092
Total Company
Total assets	314,912	285,696	295,222	276,543	283,390	270,249	232,712
Long-term debt	179,260	161,997	120,136	120,498	98,646	77,576	63,681
Stockholders’ equity	8,180	9,970	5,590	7,786	18,610	27,604	23,434
OTHER DATA
Total Ford
Cash dividends per share (c)	0.30	0.30	0.40	1.05	1.80	1.88	1.72
Capital expenditures	5,839	5,084	7,278	6,952	8,348	7,659	7,757
Depreciation and amortization	3,991	3,667	15,137	18,718	15,012	14,305	13,770
Worldwide vehicle unit sales of cars and trucks (in thousands)	4,844	5,185	6,973	7,008	7,424	7,220	6,823

(a)	1998 includes a non-cash gain of $15,955 million that resulted from Ford’s spin-off of The Associates.

(b)	Share data have been adjusted to reflect stock dividends and stock splits.

(c)	Adjusted for the Value Enhancement Plan effected in August 2000, cash dividends were $1.16 per share in 2000.

FINANCIAL REVIEW OF FORD

THIRD QUARTER RESULTS OF OPERATIONS

      Ford’s worldwide net loss was $25 million in the third quarter of 2003, or $0.01 per diluted share of Common and Class B Stock. In the third quarter of 2002, losses were $326 million, or $0.18 per share.

      Ford’s worldwide Automotive sales and Financial Services revenues totaled $36.9 billion in the third quarter of 2003, down $2.5 billion from a year ago. Unit sales of cars and trucks were 1,423,000 units, down 233,000 units from a year ago. In the third quarter of 2003, Ford’s U.S. corporate market share was 19.9%, down 1.4 percentage points from the same period a year ago. Ford’s European corporate market share was 10.7% in the third quarter of 2003, down 0.3 percentage points from the same period a year ago.

      Results by business sector for the third quarter of 2003 and 2002 are shown below (in millions):

	Third Quarter Net Income/(Loss)

			2003
			Over/(Under)
	2003	2002*	2002

Income/(loss) before income taxes
Automotive sector	$(609)	$(618)	$9
Financial Services sector	1,032	572	460

Total Company	423	(46)	469
Provision for/(benefit from) income taxes	141	81	60
Minority interests in net income/(loss) of subsidiaries	45	117	(72)

Income/(loss) from continuing operations	237	(244)	481
Income/(loss) from discontinued/held-for-sale operations	2	(27)	29
Loss on disposal of discontinued/held-for-sale operations	—	(55)	55
Cumulative effect of change in accounting principle	(264)	—	(264)

Net income/(loss)	$(25)	$(326)	$301

*	Certain amounts were reclassified to conform to current period presentation consistent with the presentation in Ford’s Annual Report on Form 10-K for the year ended December 31, 2002 (“Ford’s 2002 10-K Report”). Reclassifications include profits and losses related to discontinued and held-for-sale operations.

Automotive Sector

      Beginning with the first quarter of 2003, Ford expanded the number of operating segments it presents by reporting two segments within the Automotive sector — North America and International.

      As a result of changes in Ford’s management structure that became effective on October 1, 2003, beginning with the fourth quarter 2003, Ford’s North America Automotive segment will be renamed the Americas segment and will primarily include the sale of Ford, Lincoln and Mercury brand vehicles and related service parts in North America (U.S., Canada and Mexico) and the sale of Ford-brand vehicles and related service parts in South America. Ford will continue to provide separate results for the North America and South America business units within the Americas segment.

      The worldwide loss before income taxes for Ford’s Automotive sector was $609 million in the third quarter of 2003 on sales of $30.3 billion, compared with a loss of $618 million in the third quarter of 2002 on sales of $32.4 billion.

      Details of third quarter Automotive sector results before income taxes are shown below (in millions):

	Third Quarter Income/(Loss)
	Before Income Taxes

			2003
			Over/(Under)
	2003	2002	2002

North America Automotive segment	$(116)	$591	$(707)
International Automotive segment
— Ford Europe	(452)	(246)	(206)
— Ford South America	(26)	(243)	217
— Ford Asia Pacific	1	(49)	50
— Premier Automotive Group	(22)	(160)	138
— Other International	5	(16)	21

Total International Automotive segment	(494)	(714)	220
Other Automotive	1	(495)	496

Total Automotive sector	$(609)	$(618)	$9

North America Automotive Segment

      Loss before income taxes for Ford’s North America Automotive segment was $116 million in the third quarter of 2003 on sales of $17.9 billion. Income before income taxes in the third quarter of 2002 was $591 million on sales of $21.3 billion. The decline reflected lower vehicle sales and lower net pricing, partially offset by strong cost performance and improved product mix. See “Outlook — Costs” below for additional discussion of cost performance.

      In the third quarter of 2003, unit sales in North America were 783,000, down from 998,000 for the same period a year ago. The sales decrease reflected a larger reduction in dealer stocks (87,000 units) compared with a year ago and reduced market share. U.S. market share for Ford, Lincoln, and Mercury brand vehicles was 18.6% in the third quarter of 2003, down 1.5 percentage points from a year ago, reflecting primarily a planned reduction in daily rental vehicle sales and the discontinuation of low-margin models (Ford Escort, Lincoln Continental, Mercury Cougar and Mercury Villager).

International Automotive Segment

      Loss before income taxes for Ford’s International Automotive segment was $494 million in the third quarter of 2003 on sales of $12.4 billion compared with a loss of $714 million in the same period of 2002 on sales of $10.8 billion. With respect to any explanatory factors in the following discussion that involve cost performance, see “Outlook — Costs” below for further information.

Ford Europe. Loss before income taxes for the Ford Europe business unit was $452 million in the third quarter of 2003 on sales of $4.7 billion compared with a loss of $246 million in the same period of 2002 on sales of $4.4 billion. The decline reflected a larger reduction in dealer stocks, unfavorable net pricing, a less favorable product mix and unfavorable exchange rates, partially offset by cost performance.

In the third quarter of 2003, unit sales for Ford Europe were 326,000, down from 341,000 for the same period a year ago. European market share for Ford-brand vehicles was 8.6% in the third quarters of 2003 and 2002.

Ford recently announced restructuring actions related to the Ford Europe business unit that include personnel reductions in the United Kingdom and Germany, a shift removal at

Ford’s plant in Genk, Belgium and other manufacturing efficiencies. A total of about 6,700 employees will be affected by these actions. The United Kingdom actions, affecting about 500 employees, occurred in the third quarter of 2003, for which Ford incurred a $56 million pre-tax charge in the third quarter of 2003. Ford expects to incur pre-tax charges of between $550 million and $600 million for the balance of these actions. Of the $550 million to $600 million, Ford expects to incur a significant portion in the fourth quarter of 2003 and the balance in 2004. Ford expects most of the cash outlay for these restructuring actions will take place in 2004 and anticipates these actions will reduce costs in the Ford Europe business unit by about $450 million in 2004 and about $550 million annually thereafter.

Ford South America. Loss before income taxes for the Ford South America business unit was $26 million in the third quarter of 2003 on sales of $489 million compared with a loss of $243 million in the same period of 2002 on sales of $392 million. The improvement reflected primarily the non-recurrence of currency devaluation a year ago, as well as improved net pricing and market share.

In the third quarter of 2003, unit sales for Ford South America were 55,000, up from 52,000 for the same period a year ago. Market share of Ford-brand vehicles sold in Brazil was 12.1% in the third quarter of 2003, up from 10.9% a year ago, reflecting primarily higher sales of the new Ford Ecosport and Fiesta models.

Ford Asia Pacific. Income before income taxes for the Ford Asia Pacific business unit was $1 million on sales of $1.6 billion in the third quarter of 2003 compared with a loss of $49 million in the same period of 2002 on sales of $1.1 billion. The improvement reflected primarily higher industry volume, improved market share and favorable exchange rates, partially offset by higher development costs for new products.

In the third quarter of 2003, unit sales for Ford Asia Pacific were 96,000, up from 77,000 for the same period a year ago. Ford’s market share in Australia improved to 14.7% in the third quarter of 2003, up from 13.3% a year ago, reflecting primarily the introduction of the new Ford Falcon model towards the end of 2002.

Premier Automotive Group. Loss before income taxes for the PAG business unit was $22 million on sales of $5.6 billion in the third quarter of 2003 compared with a loss of $160 million in the same period of 2002 on sales of $4.9 billion. The improvement reflected primarily improved cost performance and product mix, partially offset by unfavorable exchange rates.

In the third quarter of 2003, worldwide unit sales for PAG were 163,000, down from 188,000 from the same period a year ago. U.S. market share was 1.3%, up from 1.2% a year ago. European market share was 2.1%, down from 2.4% a year ago.

Other International. Other International had profits of $5 million for the third quarter of 2003, up from a loss of $16 million for the third quarter of 2002, reflecting improvements in Ford’s Mazda-related investments.

Other Automotive

      In 2003, Other Automotive had income before income taxes of $1 million for the third quarter of 2003 compared with a loss of $495 million in the same period of 2002. The 2002 results include a $570 million charge related to the sale of Kwik-Fit Holding Ltd. (“Kwik-Fit”) and other non-core businesses. The improvement also reflects interest income of $331 million related to a tax refund in the third quarter of 2003 compared with interest income of $211 million on a tax refund in the same period a year ago. These improvements were partially offset by higher interest expense, including $95 million of interest expense related to Ford’s trust preferred securities that was classified as minority interest prior to Ford’s adoption of FIN 46.

Financial Services Sector

      The Financial Services sector consists of two primary segments, Ford Credit and Hertz. Details of Financial Services sector income/(loss) before income taxes for the third quarters of 2003 and 2002 are shown below (in millions):

	Third Quarter Income/(Loss)
	Before Income Taxes

			2003
			Over/(Under)
	2003	2002	2002

Ford Credit	$809	$460	$349
Hertz*	186	160	26
Other Financial Services	37	(48)	85

Total Financial Services sector	$1,032	$572	$460

*	Includes amortization expense related to intangibles recognized upon consolidation of Hertz.

Ford Credit

      Please refer to “Ford Motor Credit Company — Selected Financial Data — Results of Operations” elsewhere in this Prospectus Supplement.

Hertz

      In the third quarter of 2003, Hertz’s income before income taxes was $186 million, up from $160 million in the third quarter of 2002. This increase reflected favorable cost performance and higher rental-car volume, offset partially by lower pricing reflecting a highly competitive environment.

Other Financial Services

      In the third quarter of 2003, results for Other Financial Services were $37 million, up $85 million from a year ago, reflecting primarily the write-down of certain aircraft leases in 2002.

First Nine Months Results of Operations

      Ford’s worldwide earnings were $1.3 billion in the first nine months of 2003, or $0.68 per diluted share of Common and Class B Stock. In the first nine months of 2002, losses were $850 million, or $0.47 per share.

      Ford’s worldwide Automotive sales and Financial Services revenues totaled $118.4 billion in the first nine months of 2003, down from $121.0 billion a year ago. Unit sales of cars and trucks were 4,844,000 units, down 341,000 units from a year ago. In the first nine months of 2003, U.S. corporate market share was 20.6%, down 0.5 percentage points from the same period a year ago. European corporate market share was 10.9% in the first nine months of 2003, down 0.1 percentage points from the same period a year ago.

      Results by business sector for the first nine months of 2003 and 2002 are shown below (in millions):

	First Nine Months
	Net Income/(Loss)

			2003
			Over/(Under)
	2003	2002*	2002

Income/(loss) before income taxes Automotive sector	$53	$(585)	$638
Financial Services sector	2,425	1,515	910

Total Company	2,478	930	1,548
Provision for/(benefit from) income taxes	672	350	322
Minority interests in net income/(loss) of subsidiaries	245	285	(40)

Income/(loss) from continuing operations	1,561	295	1,266
Income/(loss) from discontinued/held-for-sale operations	(4)	(48)	44
Loss on disposal of discontinued/held-for-sale operations	(5)	(95)	90
Cumulative effect of change in accounting principle	(264)	(1,002)	738

Net income/(loss)	$1,288	$(850)	$2,138

*	Certain amounts were reclassified to conform to current period presentation consistent with the presentation in Ford’s 2002 10-K Report. Reclassifications include profits and losses related to discontinued and held-for-sale operations.

Automotive Sector

      Worldwide income before income taxes for Ford’s Automotive sector was $53 million in the first nine months of 2003 on sales of $98.7 billion compared with a loss of $585 million in the first nine months of 2002 on sales of $99.8 billion.

      Details of the first nine months Automotive sector results before income taxes are shown below (in millions):

	First Nine Months
	Income/(Loss)
	Before Income Taxes

			2003
			Over/(Under)
	2003	2002	2002

North America Automotive segment	$1,565	$1,977	$(412)
International Automotive segment
— Ford Europe	(1,226)	(532)	(694)
— Ford South America	(126)	(526)	400
— Ford Asia Pacific	(53)	(141)	88
— Premier Automotive Group	56	(352)	408
— Other International	91	(3)	94

Total International Automotive segment	(1,258)	(1,554)	296
Other Automotive	(254)	(1,008)	754

Total Automotive sector	$53	$(585)	$638

North America Automotive Segment

      Income before income taxes for Ford’s North America Automotive segment was $1.6 billion in the first nine months of 2003 on sales of $60.8 billion. Income before income taxes in the first nine months of 2002 was $2.0 billion on sales of $65.8 billion. The decline reflected unfavorable net pricing, a dealer stock reduction in 2003 compared with a dealer stock build in 2002 and lower market share, partially offset by cost reductions and favorable product mix.

      In the first nine months of 2003, unit sales in North America were 2,791,000, down from 3,148,000 for the same period a year ago. U.S. market share for Ford, Lincoln, and Mercury brand vehicles was 19.3% in the first nine months of 2003, down from 19.9% a year ago, reflecting primarily the discontinuation of low-margin models (Ford Escort, Lincoln Continental, Mercury Cougar and Mercury Villager) and a planned reduction in daily rental vehicle sales.

International Automotive Segment

      Loss before income taxes for Ford’s International Automotive segment was $1.3 billion in the first nine months of 2003 on sales of $37.9 billion compared with a loss of $1.6 billion in the same period of 2002 on sales of $33.0 billion.

Ford Europe. Loss before income taxes for the Ford Europe business unit was $1.2 billion in the first nine months of 2003 on sales of $14.9 billion compared with a loss of $532 million in the same period of 2002 on sales of $13.4 billion. The decline was primarily the result of a less favorable vehicle mix, lower net pricing and unfavorable exchange rates, partially offset by cost reductions.

In the first nine months of 2003, unit sales for Ford Europe were 1,113,000, up from 1,101,000 for the same period a year ago. European market share for Ford-brand vehicles was 8.8% in the first nine months of 2003, up from 8.7% a year ago.

Ford South America. Loss before income taxes for the Ford South America business unit was $126 million in the first nine months of 2003 on sales of $1.2 billion compared with a loss of $526 million in the same period of 2002 on sales of $1.2 billion. The improvement was primarily due to the non-recurrence of currency devaluation experienced in the same period a year ago, favorable net pricing and higher market share.

In the first nine months of 2003, unit sales for Ford South America were 148,000, up from 139,000 for the same period a year ago. Market share of Ford-brand vehicles sold in Brazil was 11.4% in the first nine months of 2003, up from 9.4% a year ago. The improvement primarily reflected sales of the new Ford Fiesta and EcoSport models.

Ford Asia Pacific. Loss before income taxes for the Ford Asia Pacific business unit was $53 million on sales of $4.3 billion in the first nine months of 2003 compared with a loss of $141 million in the same period of 2002 on sales of $3.1 billion. The improvement primarily reflected higher net pricing and improved unit sales volume and product mix, partially offset by higher costs related to new products.

In the first nine months of 2003, unit sales for Ford Asia Pacific were 260,000, up from 227,000 for the same period a year ago. Market share in Australia improved to 14.2% in the first nine months of 2003, up from 13.0% a year ago, reflecting primarily the introduction of the new Ford Falcon model toward the end of 2002.

Premier Automotive Group. Income before income taxes for the PAG business unit was $56 million on sales of $17.5 billion in the first nine months of 2003 compared with a loss of $352 million in the same period of 2002 on sales of $15.3 billion. The improvement primarily reflected cost reductions and favorable product mix with the launch of the new Volvo XC90 and Jaguar XJ models, partially offset by unfavorable exchange rates.

In the first nine months of 2003, worldwide unit sales for PAG were 532,000, down from 570,000 from the same period a year ago. U.S. market share was 1.3%, up from 1.2% a year ago. European market share was 2.1%, down from 2.2% a year ago.

Other International. Other International had profits of $91 million in the first nine months of 2003, up from a loss of $3 million in the first nine months of 2002. The improvement primarily reflected Ford’s share of Mazda’s improved operating results.

Other Automotive

      Other Automotive had a loss before income taxes of $254 million in the first nine months of 2003 compared with a loss of $1.0 billion in the same period a year ago. The improvement reflected the non-recurrence of losses in non-core businesses that have now been sold or shut down and lower interest expense.

Financial Services Sector

      Details of first nine months Financial Services sector income/ (loss) before income taxes for 2003 and 2002 are shown below (in millions):

	First Nine Months Income/(Loss)
	Before Income Taxes

			2003
			Over/(Under)
	2003	2002	2002

Ford Credit	$2,197	$1,375	$822
Hertz*	184	173	11
Other Financial Services	44	(33)	77

Total Financial Services sector	$2,425	$1,515	$910

*	Includes amortization expense related to intangibles recognized upon consolidation of Hertz.

Ford Credit

      Please refer to “Ford Motor Credit Company — Selected Financial Data — Results of Operations” elsewhere in this Prospectus Supplement.

Hertz

      In the first nine months of 2003, Hertz’s income before income taxes was $184 million, up from $173 million in the first nine months of 2002. The increase reflected higher rental-car volumes and improved cost performance, offset partially by lower pricing.

Other Financial Services

      In the first nine months of 2003, results for Other Financial Services were $44 million, up from a loss of $33 million in the first nine months of 2002, reflecting primarily the write-down of certain aircraft leases in 2002.

Liquidity and Capital Resources

Automotive Sector

      For the Automotive sector, liquidity and capital resources include cash generated by operations, gross cash balances, Ford’s ability to raise funds in capital markets and committed credit lines.

      Gross Cash — Ford considers Automotive gross cash to include cash and cash equivalents, marketable securities, loaned securities and assets contained in a Voluntary Employee

Beneficiary Association (“VEBA”) trust, which are financial assets available to fund certain future employee benefit obligations in the near term, as summarized below (in billions):

	2003		2002

	September 30	January 1	September 30	January 1

Cash and cash equivalents	$6.8	$5.2	$8.7	$4.1
Marketable securities	12.2	17.4	16.1	10.9
Loaned securities*	7.0	—	—	—

Total cash, marketable securities and loaned securities	26.0	22.6	24.8	15.0
VEBA assets	0.9	2.7	0.9	2.7

Gross cash	$26.9	$25.3	$25.7	$17.7

*	As part of Ford’s investment strategy, it engages in securities lending to improve the income received from its cash portfolios.

      In managing its business, Ford classifies changes in gross cash in three categories: operating-related (including capital expenditures and capital transactions with the Financial Services sector), acquisitions and divestitures, and financing-related. Ford believes the cash flow analysis reflected in the table below, which differs from a cash flow statement presented in accordance with United States generally accepted accounting principles (“GAAP”), is useful to investors because it includes cash flow elements not included in the most directly comparable GAAP financial measure, (i.e., “cash flows from operating activities before securities trading”), that Ford considers to be related to operating activities (e.g., capital spending). Changes in

Automotive gross cash for the third quarter and first nine months of 2003 and 2002 are summarized below (in billions):

	Third Quarter		First Nine Months

	2003	2002	2003	2002

Gross cash at end of period	$26.9	$25.7	$26.9	$25.7
Gross cash at beginning of period	28.7	24.9	25.3	17.7

Total change in gross cash	$(1.8)	$0.8	$1.6	$8.0

Operating-related cash flows
Automotive income/(loss) before income taxes	$(0.6)	$(0.6)	$0.1	$(0.6)
Capital expenditures	(2.2)	(1.7)	(5.6)	(4.6)
Depreciation and special tools amortization	1.3	1.2	4.0	3.7
Changes in receivables, inventory and trade payables	(0.9)	(0.6)	(1.4)	(0.4)
Pension plan contributions	(0.2)	(0.1)	(1.7)	(0.4)
Capital transactions with Financial Services sector(a)	1.2	0.4	2.8	(0.3)
Other	(1.0)	0.5	1.7	3.2

Total operating-related cash flows before tax refunds	(2.4)	(0.9)	(0.1)	0.6
Tax refunds	0.6	1.8	1.4	2.6

Total operating-related cash flows	(1.8)	0.9	1.3	3.2
Divestitures and asset sales	0.1	0.1	0.5	0.5
Acquisitions and capital contributions	—	—	—	(0.1)

Total acquisitions and divestitures	0.1	0.1	0.5	0.4
Financing-related cash flows
Dividends paid to shareholders	(0.2)	(0.2)	(0.5)	(0.6)
Convertible preferred securities	—	—	—	4.9
Changes in total Automotive sector debt	(0.1)	(0.1)	0.1	(0.1)
Other	(0.1)	0.1	(0.1)	0.2

Total financing-related cash flows	(0.4)	(0.2)	(0.5)	4.4
Cash from FIN 46 consolidations(b)	0.3	—	0.3	—

Total change in gross cash	$(1.8)	$0.8	$1.6	$8.0

(a)	Reflects operating-related cash flows (i.e., dividends, capital contributions, loans, and loan repayments).

(b)	See “Adoption of New Accounting Standard” below.

      Shown in the table below is a reconciliation between financial statement cash flows from operating activities before securities trading and operating-related cash flows, calculated as shown in the table above, for the third quarter and first nine months of 2003 and 2002 (in billions):

			First Nine
	Third Quarter		Months

	2003	2002	2003	2002

Cash flows from operating activities before securities trading(a)	$(0.9)	$2.8	$4.9	$10.9
Items included in operating-related cash flow Capital transactions with Financial Services sector	1.2	0.4	2.8	(0.3)
Capital expenditures	(2.2)	(1.7)	(5.6)	(4.6)
Net transactions between Automotive and Financial Services sectors(b)	0.7	—	0.4	(1.0)
Other, primarily exclusion of cash in-flows from VEBA draw-down	(0.6)	(0.6)	(1.2)	(1.8)

Total reconciling items	(0.9)	(1.9)	(3.6)	(7.7)

Operating-related cash flows	$(1.8)	$0.9	$1.3	$3.2

(a)	As shown in the condensed sector statement of cash flows for the Automotive sector.

(b)	Primarily payables and receivables between the sectors in the normal course of business, as shown in the Condensed Sector Statement of Cash Flows.

      Capital transactions with the Financial Services sector improved operating-related cash flow by $1.2 billion in the third quarter of 2003, compared to $400 million in the third quarter of 2002, primarily related to improved profitability and asset reductions at Ford Credit. Capital transactions with the Financial Services sector improved operating-related cash flow by $2.8 billion in the first nine months of 2003, compared to a $300 million reduction in cash flow in the first nine months of 2002 reflecting a net capital contribution to Ford Credit in 2002. In addition, $204 million of dividends from the Financial Services sector in the first nine months of 2003 is reflected in the table above as “divestitures and asset sales” because it results from the sale by Ford Credit of its Axus vehicle fleet leasing unit. Other operating changes, primarily timing differences between expense recognition and the cash payment for costs such as health care, marketing, warranty and additional service actions, and non-recurrence of the reversal of non-cash expense associated with the sale of Kwik-Fit in the third quarter of 2002, reduced cash by $1.5 billion for each of the third quarter and the first nine months of 2003, compared with the same periods in 2002.

      Debt — At September 30, 2003, Ford’s Automotive sector had total senior debt of $15.1 billion, compared with $14.2 billion at December 31, 2002.

      Ford Motor Company Capital Trust I and Ford Motor Company Capital Trust II (“the Trusts”) together have outstanding an aggregate $5.7 billion of trust preferred securities. The dividend and liquidation preferences on these securities are paid from interest and principal payments on Ford’s junior subordinated debentures held by the Trusts in an aggregate principal amount of $5.8 billion. Prior to July 1, 2003, the trust preferred securities were presented between the liabilities and equity sections of Ford’s balance sheet in accordance with the applicable accounting standards at that time. Effective July 1, 2003, the junior subordinated debentures are classified as subordinated debt in Ford’s balance sheet as the result of the adoption of FIN 46. This reclassification did not impact the status of the holders of Ford’s senior debt relative to holders of the subordinated debentures or the trust preferred securities.

Financial Services Sector

Ford Credit

      Please refer to “Ford Motor Credit Company and Consolidated Subsidiaries — Liquidity” elsewhere in this Prospectus Supplement.

Hertz

      Debt and Cash — Hertz’s total debt was $8.2 billion at September 30, 2003, up $1.1 billion from December 31, 2002, reflecting seasonal rental fleet demand and the issuance of $500 million term notes on September 30, 2003, principally to reduce short-term borrowings. Outstanding commercial paper at September 30, 2003 totaled $2.7 billion at Hertz, with an average remaining maturity of 32 days compared with $1.5 billion at December 31, 2002. At September 30, 2003, Hertz had cash and cash equivalents of $642 million, up from $275 million at December 31, 2002.

      During 2002, Hertz launched an asset-backed securitization program for its domestic car rental fleet to reduce its borrowing costs and enhance its financing resources. As of September 30, 2003, $934 million of asset-backed commercial paper was outstanding under this program.

Total Company

      Stockholders’ Equity — Ford’s stockholders’ equity was $8.2 billion at September 30, 2003, up $2.6 billion compared with December 31, 2002. The increase reflects primarily net income of $1.3 billion and other comprehensive income of $1.8 billion (primarily foreign currency translation adjustments), less dividends of $549 million.

      Debt Ratings — On November 12, 2003, Standard & Poor’s Rating Services (“S&P”) downgraded the long-term corporate debt ratings of Ford, Ford Credit and Hertz to “BBB-” with a stable outlook from “BBB” with a negative outlook. S&P also downgraded the short-term ratings of Ford, Ford Credit and Hertz to “A-3” from “A-2”. Lower ratings generally result in higher borrowing costs and reduced access to capital markets. Ford expects that this downgrade will substantially reduce Ford Credit’s ability to issue unsecured commercial paper. It is too early, however, to determine the impact of the downgrade on Ford Credit’s funding mix for 2004. Ford Credit’s funding strategy continues to be focused on maintaining liquidity and diverse and competitive funding sources. We believe Ford Credit’s funding strategy will allow it to continue to fund its operations in 2003 and beyond.

Adoption of New Accounting Standard

      Effective July 1, 2003, Ford adopted FIN 46 for variable interest entities (“VIEs”) formed prior to February 1, 2003. As a result of adoption, Ford consolidated several VIEs in its financial statements and recognized a cumulative effect of change in accounting principle of $264 million.

      The impact on selected balance sheet items at September 30, 2003 is reflected below (in billions):

	At September 30, 2003

Automotive Assets
Cash and cash equivalents	$0.3
Inventories	1.0
Net property	1.4
Automotive Liabilities
Senior debt	0.8
Subordinated debt	5.8	*
Company-obligated mandatorily redeemable preferred securities of subsidiary trusts holding solely junior subordinated debentures of the Company	(5.7	)*

*	The Trusts together had outstanding preferred securities with an aggregate liquidation preference of $5.7 billion. The sole assets of the Trusts are $5.8 billion aggregate principal amount of subordinated debentures.

      Other selected impacts on Automotive third quarter 2003 results included the following (in billions):

Third Quarter 2003

Sales	$0.7
Costs and expenses	0.6
Interest expense	0.1
Capital expenditures	0.1

Off-Balance Sheet Arrangements

      Special Purpose Entities — At September 30, 2003, the total outstanding principal amount of receivables sold by Ford Credit that was held by off-balance sheet securitization trusts was $48.8 billion, down $22.6 billion from December 31, 2002. Ford Credit’s retained interests in such sold receivables at September 30, 2003 were $10.2 billion, down $7.4 billion from December 31, 2002. The decrease in receivables held by off-balance sheet securitization trusts reflected primarily the accounting consolidation of FCAR during the second quarter of 2003 and the slower pace of off-balance sheet securitizations this year. The decrease in retained interests reflected seasonal fluctuations in wholesale receivables balances.

Recent Developments

      New UAW Contract — On September 29, 2003, Ford’s new four-year collective bargaining agreement with the United Automobile, Aerospace and Agricultural Implement Workers of America (the “UAW”) became effective. The prior agreement expired on September 14, 2003. Among the significant terms of the new agreement are:

•	The ability to close four manufacturing plants in the United States,

•	Eligible employees received a $3,000 cash payment in October of 2003 and will receive a cash payment in 2004 equal to 3% of eligible annual earnings, a 2% increase in wages in 2005 and a 3% increase in wages in 2006,

•	Current eligible retirees will receive a lump sum payment of $800 in December 2003, 2004, 2005 and 2006, with no increase to their current pension benefit rate,

•	The lifetime pension benefit rate for future retirees will increase over the term of the contract by $4.20 per month for each year of service,

•	Increased flexibility to have Ford employees on assignment to Visteon Corporation transferred to open positions at Ford facilities, and

•	Visteon will have the ability to negotiate a collective bargaining agreement with the UAW for new employees without the requirement that its terms mirror the terms of the Ford agreement with the UAW.

      The pension benefit changes (including the lump sum payment to current eligible retirees) added about $1.2 billion to Ford’s U.S. pension obligations, calculated using a discount rate of 6.75%. This and other increases in costs resulting from the new contract, however, are expected to be mitigated by the increased operating flexibility provided by the new agreement, including the ability to better align manufacturing capacity with changing customer demand and the consequent reduction in the number of employees covered by the agreement. The new agreement also will enable Ford to meet its goal of reducing manufacturing capacity by one million units in North America, consistent with Ford’s Revitalization Plan.

      Visteon Negotiations — Ford is presently conducting negotiations with Visteon Corporation, its largest supplier and former automotive components subsidiary that was spun off to Ford stockholders in June 2000. The object of the negotiations is to improve the overall competitiveness of Visteon, which will ultimately benefit Ford in the form of more competitive components and systems purchased from Visteon. The negotiations are primarily focused on sourcing and pricing, and could modify certain of the obligations assumed by Ford and Visteon in connection with the spin-off, including, in particular, Visteon’s obligations with respect to the Ford hourly employees assigned to Visteon. Whether these negotiations with Visteon lead to any modifications to existing agreements, and, if they do, the extent of any such modifications, will depend, in part, on the terms of the new collective bargaining agreement being negotiated between Visteon and the UAW, referred to above.

Outlook

      Industry Volumes — Ford is changing its assumptions for industry vehicle unit sales volumes from the levels assumed earlier in the year. In the United States, based on a year-to-date seasonally adjusted average rate of 16.9 million units, Ford is increasing its full-year assumption to 16.9 million units from 16.5 million assumed at the beginning of year. In Europe, Ford is changing its full-year assumption to 16.9 million units from 17 million assumed at the beginning of the year, and 16.3 million units assumed in July 2003.

      Production — Ford expects its vehicle unit production in the fourth quarter of 2003 to be as follows, compared with same period last year, for Ford’s three most significant automotive business units:

	Unit Production

		Fourth Quarter 2003
	Projected Fourth	Over/(Under)
Business Unit	Quarter 2003	Fourth Quarter 2002

Ford North America	920,000	(31,000)
Ford Europe	430,000	(20,000)
PAG	195,000	25,000

      Net Pricing — Ford continues to expect the level of competitive incentive activity to remain high in the U.S. and Europe and expects net pricing for full-year 2003 to be negative in the United States and negative 1% to 2% in Europe. The net pricing metric measures the percentage change in revenue from the combined effect of changes in vehicle wholesale prices and marketing incentives, while excluding the effects of changes in unit sales volume, product mix and foreign currency exchange rates.

      Costs — Year-over-year cost reductions (excluding the effects of changes in production volume, product mix, currency exchange rates and charges related to the European restructuring actions discussed above) for the first nine months of 2003 were $2.7 billion and for the full-year 2003 are expected to be at least $3 billion. Improved quality is expected to result in lower costs of $1.6 billion. About one half of the $1.6 billion is expected to relate to changes in accruals for pre-existing warranties based on claims experience for recent model years. Ford expects the remainder to primarily reflect a significant reduction in recalls over the past two years. Manufacturing and engineering costs are expected to decline $1.2 billion, and a $1.2 billion reduction in overhead is expected from intensive cost cutting and elimination of waste in areas such as advertising and sales promotion, personnel costs, consulting, travel and office supplies. Net product costs, which comprise purchased material and components for vehicle production, are expected to be reduced by about $300 million. These reductions will be partially offset by higher depreciation and amortization ($200 million), and higher pension and healthcare costs ($1.1 billion). Beyond 2003, Ford does not expect cost reductions related to vehicle quality, manufacturing and engineering and overhead to continue at the same levels expected for 2003. Ford’s future success in reducing costs will depend increasingly on reducing material and component costs associated with vehicle production. In addition to personnel reduction actions for Ford Europe, Ford plans, as previously announced, to reduce on-going worldwide salaried expense for its other business units, which will not have a significant impact in 2003.

      U.S. Pension Status — For U.S. pension plans, which represents Ford’s largest pension obligation, it is estimated that the projected benefit obligation exceeded the market value of pension assets by about $7.1 billion as of September 30, 2003, reflecting an estimated year-to-date pension fund return of 15.1%, an estimated discount rate of 6.25% (down 50 basis points from year-end 2002) and the terms of the new UAW contract discussed above (including the present value of lump sum payments to current eligible retirees).

      Financial Services — Ford expects fourth quarter 2003 earnings from the Financial Services sector to be lower than the third quarter, reflecting primarily seasonally lower car rental volume at Hertz.

      Earnings — Based on income from continuing operations and excluding special items (e.g., charges for the restructuring actions at Ford Europe Automotive business unit or charges for any modifications to agreements with Visteon), Ford expects earnings per share to be in the range of $0.95 to $1.05 and expects pre-tax profits of the Automotive sector to be breakeven or slightly positive.

INDUSTRY DATA AND MARKET SHARE OF FORD

      The following table shows the U.S. industry retail deliveries of cars and trucks for the periods indicated:

	U.S. Industry Retail Deliveries
	(millions of units)

	Nine Months
	Ended
	September 30*		Years Ended December 31

	2003	2002	2002	2001	2000	1999	1998

Cars	7.7	8.1	8.1	8.4	8.8	8.7	8.2
Trucks	9.2	9.0	9.0	9.1	9.0	8.7	7.8

*	Seasonally adjusted rates.

      The following table shows Ford’s U.S. car and truck market shares for the periods indicated:

	Ford U.S. Car and Truck Market Shares

	Nine Months
	Ended
	September 30		Years Ended December 31

	2003	2002	2002	2001	2000	1999	1998

Cars	15.5%	16.5%	16.4%	17.7%	19.1%	19.6%	20.4%
Trucks	24.9%	25.5%	25.5%	27.4%	28.2%	28.6%	30.5%

      For additional information regarding Ford, see the 2002 10-K Report, the First Quarter 10-Q Report, the Second Quarter 10-Q Report and the Third Quarter 10-Q Report incorporated by reference herein.

UNDERWRITING

      Ford Credit is selling the Notes to the Underwriters named below under an Underwriting Agreement dated November 17, 2003 and a related Pricing Agreement dated November 17, 2003. The Underwriters and the amount of Notes each of them has agreed to purchase from Ford Credit are as follows:

Principal Amount
Underwriters	of Notes

Citigroup Global Markets Inc.	$500,000,000
J.P. Morgan Securities Inc.	500,000,000

Total	$1,000,000,000

      Under the terms and conditions of the Underwriting Agreement and the related Pricing Agreement, if the Underwriters take any of the Notes, then they are obligated to take and pay for all of the Notes.

      The Underwriters have advised Ford Credit that they propose initially to offer all or part of the Notes directly to retail purchasers at the respective initial public offering prices set forth on the cover page of this Prospectus Supplement, and to certain securities dealers at such price less a concession not in excess of 0.300% of the principal amount of the Notes. The Underwriters may allow, and such dealers may reallow, a concession not in excess of 0.250% of the principal amount of the Notes to certain other dealers. After the Notes are released for sale to the public, the offering price and other selling terms with respect to the Notes may from time to time be varied by the Underwriters.

      The Notes are offered for sale in the United States, Europe and Asia.

      Each of the Underwriters has agreed that it will not offer, sell or deliver any of the Notes, directly or indirectly, or distribute this Prospectus Supplement or the accompanying Prospectus or any other offering material relating to the Notes, in or from any jurisdiction outside the United States except under circumstances that will, to the best knowledge and belief of such Underwriter, result in compliance with the applicable laws and regulations thereof and which will not impose any obligations on Ford Credit except as set forth in the Underwriting Agreement and the Pricing Agreements.

      Each Underwriter acknowledges that this Prospectus Supplement and the accompanying Prospectus have not been registered with the Monetary Authority of Singapore and that the Notes are offered in Singapore pursuant to exemptions invoked under sections 274 and 275 of the Securities and Futures Act, Chapter 289, of Singapore (the “Singapore Securities and Futures Act”). Accordingly, each Underwriter has represented and agreed that the Notes may not be offered or sold, nor may this Prospectus Supplement and accompanying Prospectus or any other offering document or material relating to the Notes be circulated or distributed, directly or indirectly, to the public or any member of the public in Singapore other than (1) to an institutional investor or other body or person specified in section 274 of the Singapore Securities and Futures Act, or (2) to a sophisticated investor specified in section 275 of the Singapore Securities and Futures Act, or (3) otherwise pursuant to, and in accordance with the conditions of section 276(2) of the Singapore Securities and Futures Act or any other applicable exemption invoked under Subdivision (4) of Division I of Part XIII of the Singapore Securities and Futures Act.

      Each of the Underwriters has agreed that it has not offered or sold, and it will not offer or sell, directly or indirectly, any of the Notes in or to residents of Japan or to any persons for reoffering or resale, directly or indirectly, in Japan or to any resident of Japan except pursuant to an exemption from the registration requirements of the Securities and Exchange Law available thereunder and in compliance with the other relevant laws of Japan.

      Each Underwriter has represented and agreed that (1) it has not offered or sold and, prior to the expiry of the period of six months from the issue date of the Notes, will not offer or sell any Notes to person in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (as amended), (2) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale of any Notes in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer, and (3) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

      Each Underwriter has acknowledged that offers and sales of the Notes in Germany are subject to the restrictions provided in the German Securities Prospectus Act (Wertpapier-Verkaufsprospektgesetz); in particular, the Notes may not be offered in Germany by way of public promotion.

      Each Underwriter has represented and agreed that it has not, directly or indirectly, offered or sold and will not, directly or indirectly, offer or sell in The Netherlands any Notes other than to persons who trade or invest in securities in the conduct of a profession or business (which include banks, stockbrokers, insurance companies, pension funds, other institutional investors and finance companies and treasury departments of large enterprises) or otherwise in compliance with any other applicable laws or regulations of The Netherlands.

      Purchasers of the Notes may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the relevant issue price set forth on the cover page hereof.

      Ford Credit has been advised by the Underwriters that they intend to make a market in the Notes, but they are not obligated to do so and may discontinue such market-making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

      In connection with the offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. Specifically, the Underwriters may over-allot in connection with the offering, creating a short position with respect to the Notes. In addition, the Underwriters may bid for, and purchase, Notes in the open market to cover any short position or to stabilize the price of the Notes. Any of these activities may stabilize or maintain the market price of the Notes above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

      All secondary trading in the Notes will settle in immediately available funds. See “Description of Notes — Global Clearance and Settlement Procedures”.

      Ford Credit has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. Ford Credit estimates that it will spend approximately $250,000 for printing, registration fees, rating agency and other expenses related to the offering of the Notes.

      In connection with any transaction on the Singapore Exchange Securities Trading Limited in respect of the Notes, the board lot for the Notes shall be fixed at a face value of not less than S$200,000 or its equivalent in the currency in which it is traded per lot for as long as the Notes remain listed on the Singapore Exchange Securities Trading Limited. Ford Credit shall be entitled, from time to time, to fix the board lot for the Notes transacted on the Singapore Exchange Securities Trading Limited at a face value to be determined by Ford Credit provided that the board lot so fixed shall not be less than the face value of S$200,000 or its equivalent in the currency in which it is traded.

      The Underwriters will make the notes available for distribution on the Internet through a proprietary Web site and/or third-party system operated by Market Axess Inc., an Internet-based communications technology provider. Market Axess Inc. is providing the system as a conduit for communications between the Underwriters and their respective customers and is not a party to any transactions. Market Axess Inc., a registered broker dealer, will receive compensation from the Underwriters based on transactions the Underwriters conduct through the system. The Underwriters will make the notes available to their respective customers through the Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

      In the ordinary course of their respective businesses, the Underwriters and their respective affiliates have engaged, and may in the future engage, in commercial banking, general financing and/or investment banking transactions with Ford Credit and certain of its affiliates.

      In connection with the issue of the Notes, Citigroup Global Markets Inc. may over-allot or effect transactions for a limited period with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail. However, there may be no obligation on Citigroup Global Markets Inc. (or any agent of Citigroup Global Markets Inc.) to do this. Such stabilizing, if commenced, may be discontinued at any time and must be brought to an end after a limited period. Such stabilizing shall be in compliance with all applicable laws, regulations and rules.

LEGAL OPINIONS

      The legality of the Notes offered by Ford Credit hereby will be passed on for Ford Credit by S.J. Thomas, Esq., Secretary of Ford Credit and Managing Counsel—Ford Credit Financing Matters of Ford, or other counsel satisfactory to the Underwriters. The legality of the Notes offered hereby will be passed on for the Underwriters by Shearman & Sterling LLP, 599 Lexington Avenue, New York, New York. Ms. Thomas is a full-time employee of Ford, and holds options to purchase shares of common stock of Ford. Shearman & Sterling LLP have in the past provided, and may continue to provide, legal services to Ford and its subsidiaries.

GENERAL INFORMATION

      Application has been made to list the Notes on the Luxembourg Stock Exchange. In connection with the listing application, the Certificates of Incorporation and the By-Laws of Ford Credit and a legal notice relating to the issuance of the Notes have been deposited prior to listing with Registre de Commerce et des Sociétés à Luxembourg (the Luxembourg Trade and Companies’ Register), where copies thereof may be obtained upon request. Copies of the above documents together with this Prospectus Supplement, the accompanying Prospectus, the Indenture and Ford Credit’s current Annual and Quarterly Reports, as well as all its future Annual Reports and Quarterly Reports, so long as any of the Notes are outstanding, will be made available for inspection at the main office of DEXIA Banque Internationale à Luxembourg S.A. in Luxembourg. DEXIA Banque Internationale à Luxembourg S.A. will act as intermediary between the Luxembourg Stock Exchange, Ford Credit and the holders of the Notes. In addition, copies of the Annual Reports and Quarterly Reports of Ford Credit may be obtained free of charge at such office.

      Application has also been made to list the Notes on the Singapore Exchange Securities Trading Limited. So long as any of the Notes remain outstanding, copies of the Indenture, this Prospectus Supplement, the accompanying Prospectus, and the Certificate of Incorporation and By-Laws of Ford Credit will be available for inspection at the offices of The Chase Manhattan

Bank, 150 Beach Road, Gateway West, 31st Floor, Singapore 189720. In addition, copies of all documents incorporated in this document by reference and copies of all future annual reports and quarterly reports of Ford Credit may be obtained, free of charge, at the offices of JPMorgan Chase Bank in Singapore.

      The annual financial statements which are incorporated in this Prospectus Supplement and accompanying Prospectus by reference have been audited by PricewaterhouseCoopers LLP (“PwC”), 400 Renaissance Center, Detroit, Michigan 48243, independent accountants, to the extent indicated in their report, and have been so incorporated in reliance upon the report of that firm, given on their authority as experts in accounting and auditing.

      PwC have given and not withdrawn their written consent to the incorporation by reference of their report in this Prospectus Supplement and the accompanying Prospectus; their report is dated January 17, 2003 on Ford Credit’s audited financial statements for the financial year ended December 31, 2002.

      This Prospectus Supplement and accompanying Prospectus, together with the documents incorporated in them by reference, will be available free of charge at the office of DEXIA Banque Internationale à Luxembourg S.A., 69 route d’Esch L-2953, Luxembourg.

      Other than as disclosed or contemplated herein or in the documents incorporated herein by reference, there has been no material adverse change in the financial position of Ford Credit since December 31, 2002.

      Neither Ford Credit nor any of its subsidiaries is involved in litigation, arbitration, or administrative proceedings relating to claims or amounts that are material in the context of the issue of the Notes and Ford Credit is not aware of any such litigation, arbitration, or administrative proceedings pending or threatened.

      Ford Credit accepts responsibility for the information contained in this Prospectus Supplement and accompanying Prospectus.

      Resolutions relating to the issue and sale of the Notes were adopted by the Board of Directors of Ford Credit on May 1, 2002.

      The Notes have been assigned Euroclear and Clearstream Luxembourg Common Code Number, International Security Identification Number (ISIN) and CUSIP Number as follows:

Euroclear and Clearstream Luxembourg Common Code:	017710788
ISIN:	US345397TZ65
CUSIP:	345397TZ6

$40,000,000,000

Ford Motor Credit Company

Senior Debt Securities, Subordinated Debt Securities and Warrants

FORD CREDIT CAPITAL TRUST I

FORD CREDIT CAPITAL TRUST II
FORD CREDIT CAPITAL TRUST III

Trust Preferred Securities

Guaranteed as set forth herein by

Ford Motor Credit Company

             This prospectus is part of a registration statement that we and the Ford Credit Capital Trusts filed with the SEC utilizing a shelf registration process. Under this shelf process, we or, as applicable, the Ford Credit Capital Trusts may, from time to time, sell the following types of securities described in this prospectus in one or more offerings up to a total dollar amount of $40,000,000,000:

•	our debt securities, in one or more series, which may be senior debt securities or subordinated debt securities, in each case consisting of notes, debentures or other unsecured evidences of indebtedness;

•	warrants to purchase debt securities;

•	trust preferred securities issued by one of the Ford Credit Capital Trusts; or

•	any combination of these securities.

      This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus.

      You should read both this prospectus and any prospectus supplement together with additional information described under the heading WHERE YOU CAN FIND MORE INFORMATION.

      Our principal executive offices are located at:

           Ford Motor Credit Company
                     One American Road
                     Dearborn, Michigan 48126
                     313-322-3000

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 17, 2002.

  You should rely only on the information contained or incorporated by reference in this prospectus and in any accompanying prospectus supplement. No one has been authorized to provide you with different information.

     The securities are not being offered in any jurisdiction where the offer is not permitted.

     You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of the documents.

WHERE YOU CAN FIND MORE INFORMATION

      Ford Motor Credit Company (“Ford Credit”) files annual, quarterly and special reports and other information with the Securities and Exchange Commission (the “SEC”). You may read and copy any document Ford Credit files at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Ford Credit’s SEC filings also are available to you at the SEC’s web site at http://www.sec.gov.

      The SEC allows Ford Credit to “incorporate by reference” the information Ford Credit files with the SEC, which means that Ford Credit can disclose important information to you by referring you to those documents that are considered part of this prospectus. Information that Ford Credit files later with the SEC will automatically update and supersede the previously filed information. Ford Credit incorporates by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the offering of all the securities hereunder has been completed.

•	Annual Report on Form 10-K for the year ended December 31, 2001 (the “2001 10-K Report”).

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2002 (the “First Quarter 10-Q Report”).

•	Current Reports on Form 8-K dated April 1, 2002, April 2, 2002, April 17, 2002, April 19, 2002 and May 1, 2002.

      These reports include information about Ford Motor Company (“Ford”) as well as information about Ford Credit.

      You may request copies of these filings at no cost, by writing or telephoning Ford Credit at the following address:

       Ford Motor Credit Company

       One American Road
       Dearborn, MI 48126
       Attn: Corporate Secretary
       (313) 594-9876

      Each of the Ford Credit Capital Trusts is a newly formed special purpose entity, has no operating history or independent operations and is not engaged in and does not propose to engage in any activity other than its holding as trust assets our subordinated debt securities and the issuing of the trust preferred securities. Further, 100% of the outstanding voting securities of each of the trusts is or will be owned by us and the preferred securities guarantee that we will issue in connection with any issuance of trust preferred securities by the trusts, together with our obligations under the subordinated debt securities and related agreements and instruments, will constitute a full and unconditional guarantee on a subordinated basis by us of payments due on the trust preferred securities. Accordingly, pursuant to Rule 3-10(b) of Regulation S-X under the Securities Act of 1933 and the Securities Exchange Act of 1934, no separate financial statements for any of the trusts have been included or incorporated by reference in the registration statement and pursuant to Rule 12h-5 under the Securities Exchange Act of 1934 none of the trusts will be subject to the information reporting requirements of the Securities Exchange Act of 1934.

INFORMATION CONCERNING FORD CREDIT

      Ford Credit was incorporated in Delaware in 1959 and is an indirect wholly-owned subsidiary of Ford. As used herein “Ford Credit” refers to Ford Motor Credit Company and its subsidiaries unless the context otherwise requires.

      Ford Credit and its subsidiaries provide wholesale financing and capital loans to Ford Motor Company retail dealerships and associated non-Ford dealerships throughout the world, most of which are privately owned and financed, and purchase retail installment sale contracts and retail leases from them. Ford Credit also makes loans to vehicle leasing companies, the majority of which are affiliated with such dealerships. In addition, Ford Credit provides these financing services in the United States, Europe, Canada, Australia, Indonesia, the Philippines and India to non-Ford dealerships. A substantial majority of all new vehicles financed by Ford Credit are manufactured by Ford and its affiliates. Ford Credit also provides retail financing for used vehicles built by Ford and other manufacturers. In addition to vehicle financing, Ford Credit makes loans to affiliates of Ford and finances certain receivables of Ford and its subsidiaries.

      Ford Credit also conducts insurance operations through The American Road Insurance Company (“American Road”) and its subsidiaries in the United States and Canada. American Road’s business primarily consists of extended service plan contracts for new and used vehicles manufactured by affiliated and nonaffiliated companies, primarily originating from Ford dealers, physical damage insurance covering vehicles and equipment financed at wholesale by Ford Credit, and the reinsurance of credit life and credit disability insurance for retail purchasers of vehicles and equipment.

INFORMATION CONCERNING FORD

      Ford was incorporated in Delaware in 1919 and acquired the business of a Michigan company, also known as Ford Motor Company, incorporated in 1903 to produce and sell automobiles designed and engineered by Henry Ford. Ford is the world’s second largest producer of cars and trucks combined. Ford and its subsidiaries also engage in other businesses, including financing and renting vehicles and equipment.

      Ford’s business is divided into two business sectors: the Automotive sector and the Financial Services sector. Ford manages these sectors as three primary operating segments as described below.

Business Sectors	Operating Segments	Description

Automotive:	Automotive	design, manufacture, sale and service of cars and trucks

Financial Services:	Ford Credit	vehicle-related financing, leasing and insurance
	The Hertz Corporation	renting and leasing of cars, trucks and industrial and construction equipment, and other activities

FORD CREDIT CAPITAL TRUSTS

      The three trusts, Ford Credit Capital Trusts I, II, and III (collectively, the “Ford Credit Capital Trusts”), are Delaware business trusts formed to raise capital for us by issuing preferred securities under this prospectus and a prospectus supplement, and investing the proceeds in subordinated debt securities issued by us.

      We will directly or indirectly own all of the common securities of each of the Ford Credit Capital Trusts. The common securities will rank equally with, and each trust will make payments on the common securities in proportion to, the trust preferred securities, except that if an event of default occurs under the declaration of one of the trusts, our rights, as holder of the common securities, to payments will be subordinated to your rights as holder of the trust preferred securities. We will, directly or indirectly, acquire common securities in an aggregate liquidation amount equal to three percent of the total capital of each of the trusts.

      As holder of the common securities of the trusts, we are entitled to appoint, remove or replace any of, or increase or decrease the number of, the trustees of each of our trusts, provided that the number of trustees shall be at least three. Each of the trusts’ business and affairs will be conducted by the trustees we appoint. The trustees’ duties and obligations are governed by the trusts’ declarations. Prior to the issuance of any trust preferred securities, we will ensure that one trustee of each trust is a financial institution that will not be an affiliate of ours and that will act as property trustee and indenture trustee for purposes of the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). In addition, unless the property trustee maintains a principal place of business in the State of Delaware and meets the other requirements of applicable law, one trustee of each of the trusts will have its principal place of business or reside in the State of Delaware.

      We will pay all of the trusts’ fees and expenses, including those relating to any offering of trust preferred securities. In addition, we will enter into a guarantee with respect to each series of trust preferred securities under which we will irrevocably and unconditionally agree to make certain payments to the holders of that series of trust preferred securities, subject to applicable subordination provisions, except that the guarantee will only apply when the trust has sufficient funds immediately available to make those payments but has not made them.

      The principal office of each of the trusts is c/o Ford Motor Credit Company, One American Road, Dearborn, Michigan 48126 USA and the telephone number is 313-322-3000.

RATIO OF EARNINGS TO FIXED CHARGES

      The ratio of “earnings” to “fixed charges” for Ford Credit and “fixed charges and preferred stock dividends” for Ford were as follows for each of the periods indicated:

	Years Ended December 31

	Three Months Ended
	March 31, 2002	2001		2000	1999	1998		1997

Ford Motor Credit Company	1.21	1.17		1.28	1.29	1.26		1.29
Ford Motor Company**	1.0		*	1.7	2.0	3.6	***	1.9

*	Earnings for the year ended December 31, 2001 were inadequate to cover fixed charges. The coverage deficiency was $6.8 billion.

**	Excludes for years ended December 31, 2000, 1999 and 1998, earnings and fixed charges of Visteon Corporation, Ford’s former automotive components and systems subsidiary which was spun-off on June 28, 2000 and, for the second quarter of 2000, excludes the $2.252 million one- time, non-cash charge resulting from the spin-off.

***	Earnings used in calculation of this ratio include the $15,955 million gain on the spin-off of Ford’s interest in Associates First Capital Corporation. Excluding this gain, the ratio would have been 1.9.

      For purposes of the Ford Credit ratio:

           “earnings” mean the sum of:

•	Ford Credit’s pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries, and

•	Ford Credit’s fixed charges.

           “fixed charges” mean the sum of:

•	interest Ford Credit pays on borrowed funds,

•	the amount Ford Credit amortizes for debt discount, premiums and issuance expenses, and

•	one-third of all rental expenses of Ford Credit (the portion deemed representative of the interest factor).

      For purposes of the Ford ratio:

           “earnings” mean the sum of:

•	Ford’s pre-tax income, from continuing operations,

•	any income received from less-than-fifty-percent-owned companies, and

•	Ford’s fixed charges, excluding capitalized interest and preferred stock dividend requirements of consolidated subsidiaries and trusts.

           “fixed charges and preferred stock dividends” means the sum of:

•	the interest paid on borrowed funds,

•	the preferred stock dividend requirements of Ford’s consolidated subsidiaries and trusts,

•	the amount amortized for debt discount, premium, and issuance expense,

•	one-third of all Ford’s rental expenses (the proportion deemed representative of the interest factor), and

•	Ford’s preferred stock dividend requirements, increased to an amount representing the pre-tax earnings required to cover such dividend requirements based on Ford’s effective income tax rates.

USE OF PROCEEDS

      Except as otherwise provided in a prospectus supplement, the net proceeds from the sale of the debt securities will be added to the general funds of Ford Credit and will be available for the purchase of receivables, for loans and for use in connection with the retirement of debt. Such proceeds initially may be used to reduce short-term borrowings (commercial paper, borrowings under bank lines of credit and borrowings under agreements with bank trust departments) or may be invested temporarily in short-term securities.

      Ford Credit expects to issue additional long-term and short-term debt from time to time. The nature and amount of Ford Credit’s long-term and short-term debt and the proportionate amount of each can be expected to vary from time to time, as a result of business requirements, market conditions and other factors.

      Each of the Ford Credit Capital Trusts will invest all proceeds received from the sale of its trust preferred securities in a particular series of subordinated debt securities issued by us.

DESCRIPTION OF DEBT SECURITIES

      We will issue debt securities in one or more series under an Indenture, dated as of February 1, 1985, as supplemented, between us and JPMorgan Chase Bank, as successor to Manufacturers Hanover Trust Company, as Trustee (the “Trustee”). The Indenture may be supplemented further from time to time.

      The Indenture is a contract between us and JPMorgan Chase Bank acting as Trustee. The Trustee has two main roles. First, the Trustee can enforce your rights against us if an “Event of Default” described below occurs. Second, the Trustee performs certain administrative duties for us.

      The Indenture is summarized below. Because this discussion is a summary, it does not contain all of the information that may be important to you. We filed the Indenture as an exhibit to the registration statement, and we suggest that you read those parts of the Indenture that are important to you. You especially need to read the Indenture to get a complete understanding of your rights and our obligations under the covenants described below under Limitation on Liens and Merger and Consolidation. Throughout the summary we have included parenthetical references to the Indenture so that you can easily locate the provisions being discussed.

      The specific terms of each series of debt securities will be described in the particular prospectus supplement relating to that series. The prospectus supplement may or may not modify the general terms found in this prospectus and will be filed with the SEC. For a complete description of the terms of a particular series of debt securities, you should read both this prospectus and the prospectus supplement relating to that particular series.

General

      The debt securities offered by this prospectus will be limited to a total amount of $40,000,000,000, or the equivalent amount in any currency. The Indenture, however, does not limit the amount of debt securities that may be issued under it. Therefore, additional debt securities may be issued under the Indenture.

      The prospectus supplement, which will accompany this prospectus, will describe the particular series of debt securities being offered by including:

•	the designation or title of the series of debt securities;

•	the total principal amount of the series of debt securities;

•	the percentage of the principal amount at which the series of debt securities will be offered;

•	the date or dates on which principal will be payable;

•	the rate or rates (which may be either fixed or variable) and/or the method of determining such rate or rates of interest, if any;

•	the date or dates from which any interest will accrue, or the method of determining such date or dates, and the date or dates on which any interest will be payable;

•	the terms for redemption, extension or early repayment, if any;

•	the currencies in which the series of debt securities are issued and payable;

•	the provision for any sinking fund;

•	any additional restrictive covenants;

•	any additional Events of Default;

•	whether the series of debt securities are issuable in certificated form;

•	any special tax implications, including provisions for original issue discount;

•	any provisions for convertibility or exchangeability of the debt securities into or for any other securities;

•	whether the debt securities are subject to subordination and the terms of such subordination; and

•	any other terms.

      The debt securities will be unsecured obligations of Ford Credit. Senior debt securities will rank equally with Ford Credit’s other unsecured and unsubordinated indebtedness (parent company only). Subordinated debt securities will be unsecured and subordinated in right of payment to the prior payment in full of all of our unsecured and unsubordinated indebtedness. See “— Subordination” below.

      Unless the prospectus supplement states otherwise, principal (and premium, if any) and interest, if any, will be paid by us in immediately available funds.

      The Indenture does not contain any provisions that give you protection in the event we issue a large amount of debt or we are acquired by another entity.

Limitation on Liens

      If Ford Credit or any Restricted Subsidiary (as defined in the Indenture) shall pledge or otherwise subject to any lien (as defined in the Indenture as a “Mortgage”) any of its property or assets, Ford Credit will secure or cause such Restricted Subsidiary to secure the debt securities equally and ratably with (or prior to) the indebtedness secured by such Mortgage. This restriction does not apply to Mortgages securing such indebtedness which shall not exceed $5 million in the aggregate at any one time outstanding and does not apply to:

•	certain Mortgages created or incurred to secure financing of the export or marketing of goods outside the United States;

•	Mortgages on accounts receivable payable in foreign currencies securing indebtedness incurred and payable outside the United States;

•	Mortgages in favor of Ford Credit or any Restricted Subsidiary;

•	Mortgages in favor of governmental bodies to secure progress, advance or other payments, or deposits with any governmental body required in connection with the business of Ford Credit or a Restricted Subsidiary;

•	deposits made in connection with pending litigation;

•	Mortgages existing at the time of acquisition of the assets secured thereby (including acquisition through merger or consolidation) and certain purchase money Mortgages; and

•	any extension, renewal or replacement of any Mortgage or Mortgages referred to in the foregoing clauses, inclusive. (Section 10.04).

Merger and Consolidation

      The Indenture provides that no consolidation or merger of Ford Credit with or into any other corporation shall be permitted, and no sale or conveyance of its property as an entirety, or substantially as an entirety, may be made to another corporation, if, as a result thereof, any asset of Ford Credit or a Restricted Subsidiary would become subject to a Mortgage, unless the debt securities shall be equally and ratably secured with (or prior to) the indebtedness secured by such Mortgage, or unless such Mortgage could be created pursuant to Section 10.04 (see “Limitation on Liens” above) without equally and ratably securing the debt securities. (Section 8.03).

Events of Default and Notice Thereof

      The Indenture defines an “Event of Default” as being any one of the following events:

•	failure to pay interest for 30 days after becoming due;

•	failure to pay principal or any premium for five business days after becoming due;

•	failure to make a sinking fund payment for five days after becoming due;

•	failure to perform any other covenant applicable to the debt securities for 90 days after notice;

•	certain events of bankruptcy, insolvency or reorganization; and

•	any other Event of Default provided in the prospectus supplement.

      An Event of Default for a particular series of debt securities will not necessarily constitute an Event of Default for any other series of debt securities issued under the Indenture. (Section 5.01.)

      If an Event of Default occurs and continues, the Trustee or the holders of at least 25% of the total principal amount of the series may declare the entire principal amount (or, if they are Original Issue Discount Securities (as defined in the Indenture), the portion of the principal amount as specified in the terms of such series) of all of the debt securities of that series to be due and payable immediately. If this happens, subject to certain conditions, the holders of a majority of the total principal amount of the debt securities of that series can void the declaration. (Section 5.02.)

      The Indenture provides that within 90 days after default under a series of debt securities, the Trustee will give the holders of that series notice of all uncured defaults known to it. (The term “default” includes the events specified above without regard to any period of grace or requirement of notice.) The Trustee may withhold notice of any default (except a default in the payment of principal, interest or any premium) if it believes that it is in the interest of the holders. (Section 6.02.)

      Annually, Ford Credit must send to the Trustee a certificate describing any existing defaults under the Indenture. (Section 10.05.)

      Other than its duties in case of a default, the Trustee is not obligated to exercise any of its rights or powers under the Indenture at the request, order or direction of any holders, unless the holders offer the Trustee reasonable protection from expenses and liability. (Section 6.01.) If they provide this reasonable indemnification, the holders of a majority of the total principal amount of any series of debt securities may direct the Trustee how to act under the Indenture. (Section 5.12.)

Modification of the Indenture

      With certain exceptions, Ford Credit’s rights and obligations and your rights under a particular series of debt securities may be modified with the consent of the holders of not less than two-thirds of the total principal amount of those debt securities. No modification of the principal or interest payment terms, and no modification reducing the percentage required for modifications, will be effective against you without your consent. (Section 9.02.)

Subordination

      The extent to which a particular series of subordinated debt securities may be subordinated to our unsecured and unsubordinated indebtedness will be set forth in the prospectus supplement for any such series and the Indenture may be modified by a supplemental indenture to reflect such subordination provisions.

Global Securities

      Unless otherwise stated in a prospectus supplement, the debt securities of a series will be issued in the form of one or more global certificates that will be deposited with The Depository Trust Company, New York, New York (“DTC”), which will act as depositary for the global certificates. Beneficial interests in global certificates will be shown on, and transfers of global certificates will be effected only through, records maintained by DTC and its participants. Therefore, if you wish to own debt securities that are represented by one or more global certificates, you can do so only indirectly or “beneficially” through an account with a broker, bank or other financial institution that has an account with DTC (that is, a DTC participant) or through an account directly with DTC if you are a DTC participant.

      While the debt securities are represented by one or more global certificates:

•	You will not be able to have the debt securities registered in your name.

•	You will not be able to receive a physical certificate for the debt securities.

•	Our obligations, as well as the obligations of the Trustee and any of our agents, under the debt securities will run only to DTC as the registered owner of the debt securities. For example, once we make payment to DTC, we will have no further responsibility for the payment even if DTC or your broker, bank or other financial institution fails to pass it on so that you receive it.

•	Your rights under the debt securities relating to payments, transfers, exchanges and other matters will be governed by applicable law and by the contractual arrangements between you and your broker, bank or other financial institution, and/or the contractual arrangements you or your broker, bank or financial institution has with

DTC. Neither we nor the Trustee has any responsibility for the actions of DTC or your broker, bank or financial institution.

•	You may not be able to sell your interests in the debt securities to some insurance companies and others who are required by law to own their debt securities in the form of physical certificates.

•	Because the debt securities will trade in DTC’s Same-Day Funds Settlement System, when you buy or sell interests in the debt securities, payment for them will have to be made in immediately available funds. This could affect the attractiveness of the debt securities to others.

      A global certificate generally can be transferred only as a whole, unless it is being transferred to certain nominees of the depositary or it is exchanged in whole or in part for debt securities in physical form. If a global certificate is exchanged for debt securities in physical form, they will be in denominations of $1,000 and integral multiples thereof, or another denomination stated in the prospectus supplement.

DESCRIPTION OF WARRANTS

      The following is a general description of the terms of the warrants we may issue from time to time. Particular terms of any warrants we offer will be described in the prospectus supplement relating to such warrants.

General

      We may issue warrants to purchase debt securities. Such warrants may be issued independently or together with any such securities and may be attached or separate from such securities. We will issue each series of warrants under a separate warrant agreement to be entered into between us and a warrant agent. The warrant agent will act solely as our agent and will not assume any obligation or relationship of agency for or with holders or beneficial owners of warrants.

      A prospectus supplement will describe the particular terms of any series of warrants we may issue, including the following:

•	the title of such warrants;

•	the aggregate number of such warrants;

•	the price or prices at which such warrants will be issued;

•	the currency or currencies, including composite currencies, in which the price of such warrants may be payable;

•	the designation and terms of the securities purchasable upon exercise of such warrants and the number of such securities issuable upon exercise of such warrants;

•	the price at which and the currency or currencies, including composite currencies, in which the securities purchasable upon exercise of such warrants may be purchased;

•	the date on which the right to exercise such warrants shall commence and the date on which such right will expire;

•	whether such warrants will be issued in registered form or bearer form;

•	if applicable, the minimum or maximum amount of such warrants which may be exercised at any one time;

•	if applicable, the designation and terms of the securities with which such warrants are issued and the number of such warrants issued with each such security;

•	if applicable, the date on and after which such warrants and the related securities will be separately transferable;

•	information with respect to book-entry procedures, if any;

•	if applicable, a discussion of certain U.S. federal income tax considerations; and

•	any other terms of such warrants, including terms, procedures and limitations relating to the exchange and exercise of such warrants.

Amendments and Supplements to Warrant Agreement

      We and the warrant agent may amend or supplement the warrant agreement for a series of warrants without the consent of the holders of the warrants issued thereunder to effect changes that are not inconsistent with the provisions of the warrants and that do not materially and adversely affect the interests of the holders of the warrants.

DESCRIPTION OF TRUST PREFERRED SECURITIES

      The following is a general description of the terms of the trust preferred securities we may issue from time to time. Particular terms of any trust preferred securities we offer will be described in the prospectus supplement relating to such trust preferred securities.

      Each of the Ford Credit Capital Trusts was formed pursuant to the execution of a declaration of trust and the filing of a certificate of trust of such trust with the Delaware Secretary of State. The declaration of trust of each Ford Credit Capital Trust will be amended and restated prior to the issuance by such trust of the trust preferred securities to include the terms referenced in this prospectus and in the applicable prospectus supplement. The original declaration of trust of each Ford Credit Capital Trust is, and the form of the amended and restated declaration of trust of such trust will be, filed as an exhibit to the registration statement of which this prospectus forms a part.

      Each of the Ford Credit Capital Trusts may issue only one series of trust preferred securities. The declaration of trust for each trust will be qualified as an indenture under the Trust Indenture Act. The trust preferred securities will have the terms, including distributions, redemption, voting, liquidation and such other preferred, deferred or other special rights or such restrictions as shall be set forth in the declaration or made part of the declaration by the Trust Indenture Act, and which will mirror the terms of the subordinated debt securities held by the trust and described in the applicable prospectus supplement. The following summary does not purport to be complete and is subject in all respects to the provisions of the applicable declaration and the Trust Indenture Act.

      Reference is made to the prospectus supplement relating to the preferred securities of any trust for specific terms, including:

•	the distinctive designation of the trust preferred securities;

•	the number of trust preferred securities issued by the trust;

•	the annual distribution rate, or method of determining the rate, for trust preferred securities issued by the trust and the date or dates upon which distributions are payable; provided, however, that distributions on the trust preferred securities are payable on a quarterly basis to holders of the trust preferred securities as of a record date in each quarter during which the trust preferred securities are outstanding;

•	whether distributions on trust preferred securities issued by the trust are cumulative, and, in the case of trust preferred securities having cumulative distribution rights, the date or dates from which distributions will be cumulative;

•	the amount which shall be paid out of the assets of the trust to the holders of trust preferred securities upon voluntary or involuntary dissolution, winding-up or termination of the trust;

•	the obligation or the option, if any, of a trust to purchase or redeem trust preferred securities and the price or prices at which, the period or periods within which, and the terms upon which, trust preferred securities issued by the trust may be purchased or redeemed;

•	the voting rights, if any, of trust preferred securities in addition to those required by law, including the number of votes per trust preferred security and any requirement for the approval by the holders of trust preferred securities, or of trust preferred securities issued by one or more trusts, or of both, as a condition to specified action or amendments to the declaration of the trust;

•	the terms and conditions, if any, upon which the subordinated debt securities may be distributed to holders of trust preferred securities;

•	whether the trust preferred securities will be convertible or exchangeable into other securities, and, if so, the terms and conditions upon which the conversion or exchange will be effected, including the initial conversion or exchange price or rate and any adjustments thereto, the conversion or exchange period and other conversion or exchange provisions;

•	if applicable, any securities exchange upon which the trust preferred securities shall be listed; and

•	any other relevant rights, preferences, privileges, limitations or restrictions of trust preferred securities issued by the trust not inconsistent with its declaration or with applicable law.

      We will guarantee all trust preferred securities offered hereby to the extent set forth below under “Description of Preferred Securities Guarantees.” Certain United States federal income tax considerations applicable to any offering of trust preferred securities will be described in the applicable prospectus supplement.

      In connection with the issuance of trust preferred securities, each trust will issue one series of common securities having the terms including distributions, redemption, voting and liquidation rights or such restrictions as shall be set forth in its declaration. The terms of the common securities will be substantially identical to the terms of the trust preferred securities issued by the trust and the common securities will rank equal with, and payments will be made thereon pro rata, with the trust preferred securities except that, upon an event of default under the declaration, the rights of the holders of the common securities to payment in respect of distributions and payments upon liquidation, redemption and otherwise will be subordinated to the rights of the holders of the trust preferred securities. Except in certain limited circumstances, the common securities will carry the right to vote to appoint, remove or replace any of the trustees of a trust. Directly or indirectly, we will own all of the common securities of each trust.

Distributions

      Distributions on the trust preferred securities will be made on the dates payable to the extent that the applicable trust has funds available for the payment of distributions in the trust’s property account. The trust’s funds available for distribution to the holders of the trust securities will be limited to payments received from us on the subordinated debt securities issued to the trust in connection with the issuance of the trust preferred securities. We will guarantee the payment of distributions out of monies held by the trust to the extent set forth under “Description of Preferred Securities Guarantees” below.

Deferral of Distributions

      With respect to any subordinated debt securities issued to a trust, we will have the right under the terms of the subordinated debt securities to defer payments of interest on the subordinated debt securities by extending the interest payment period from time to time on the subordinated debt securities. As a consequence of our extension of the interest payment period on subordinated debt securities held by a trust, distributions on the trust preferred securities would be deferred during any such extended interest payment period. The trust will give the holders of the trust preferred securities notice of an extension period upon their receipt of notice from us. If distributions are deferred, the deferred distributions and accrued interest will be paid to holders of record of the trust preferred securities as they appear on the books and records of the trust on the record date next following the termination of the deferral period. The terms of any subordinated debt securities issued to a trust, including the right to defer payments of interest, will be described in the applicable prospectus supplement.

Distribution of Subordinated Debt Securities

      We will have the right at any time to dissolve a trust and, after satisfaction of the liabilities of creditors of the trust as provided by applicable law, to cause the distribution of subordinated debt securities issued to the trust to the holders of the trust securities in a total stated principal amount equal to the total stated liquidation amount of the trust securities then outstanding. The right to dissolve the trust and distribute the subordinated debt securities will be conditioned on our receipt of an opinion rendered by tax counsel that the distribution would not be taxable for United States federal income tax purposes to the holders.

Enforcement of Certain Rights by Holders of Preferred Securities

      If an event of default under a declaration of trust occurs and is continuing, then the holders of trust preferred securities of such trust would rely on the enforcement by the property trustee of its rights as a holder of the applicable series of subordinated debt securities against us. In addition, the holders of a majority in liquidation amount of the trust preferred securities of such trust will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the property trustee or to direct the exercise of any trust or power conferred upon the property trustee to exercise the remedies available to it as a holder of the subordinated debt securities. If the property trustee fails to enforce its rights under the applicable series of subordinated debt securities, a holder of trust preferred securities of such trust may institute a legal proceeding directly against us to enforce the property trustee’s rights under the applicable series of subordinated debt securities without first instituting any legal proceeding against the property trustee or any other person or entity.

      Notwithstanding the preceding discussion, if an event of default under the applicable declaration has occurred and is continuing and such event is attributable to our failure to pay interest or principal on the applicable series of subordinated debt securities on the date such interest or principal is otherwise payable or in the case of redemption, on the redemption date, then a holder of trust preferred securities of such trust may directly institute a proceeding for enforcement of payment to such holder of the principal of or interest on the applicable series of subordinated debt securities having a principal amount equal to the aggregate liquidation amount of the trust preferred securities of such holder on or after the respective due date specified in the applicable series of subordinated debt securities. In connection with such direct action, we will be subrogated to the rights of such holder of trust preferred securities under the applicable declaration to the extent of any payment made by us to such holder of trust preferred securities in such direct action.

DESCRIPTION OF PREFERRED SECURITIES GUARANTEES

      Set forth below is a summary of information concerning the preferred securities guarantees which we will execute and deliver for the benefit of the holders of trust preferred securities. Each preferred securities guarantee will be qualified as an indenture under the Trust Indenture Act. The preferred guarantee trustee will hold each guarantee for the benefit of the holders of the trust preferred securities to which it relates. The following summary does not purport to be complete and is subject in all respects to the provisions of, and is qualified in its entirety by reference to, the form of preferred securities guarantee which is filed as an exhibit to the registration statement of which this prospectus forms a part, and the Trust Indenture Act.

General

      Pursuant to each preferred securities guarantee, we will agree to pay in full, to the holders of the trust preferred securities issued by a trust, the guarantee payments, except to the extent paid by the trust, as and when due, regardless of any defense, right of set-off or counterclaim which the trust may have or assert. The following payments with respect to trust preferred securities, to the extent not paid by the trust, will be subject to the preferred securities guarantee:

•	any accrued and unpaid distributions which are required to be paid on the trust preferred securities, to the extent the trust shall have funds legally and immediately available for those distributions;

•	the redemption price set forth in the applicable prospectus supplement to the extent the trust has funds legally and immediately available therefor with respect to any trust preferred securities called for redemption by the trust; and

•	upon a voluntary or involuntary dissolution, winding-up or termination of the trust, other than in connection with the distribution of subordinated debt securities to the holders of trust preferred securities or the redemption of all of the trust preferred securities, the lesser of (1) the aggregate of the liquidation amount and all accrued and unpaid distributions on the trust preferred securities to the date of payment, to the extent the trust has funds legally and immediately available, and (2) the amount of assets of the trust remaining available for distribution to holders of the trust preferred securities in liquidation of the trust.

      Our obligation to make a guarantee payment may be satisfied by direct payment of the required amounts by us to the holders of trust preferred securities or by causing the applicable trust to pay the amounts to the holders.

      Each preferred securities guarantee will not apply to any payment of distributions on the trust preferred securities except to the extent the trust shall have funds available therefor. If we do not make interest payments on the subordinated debt securities purchased by a trust, the trust will not pay distributions on the trust preferred securities issued by the trust and will not have funds available therefor. The preferred securities guarantee, when taken together with our obligations under the subordinated debt securities, the indenture and the declaration, including our obligations to pay costs, expenses, debts and liabilities of the trust other than with respect to the trust securities, will provide a full and unconditional guarantee on a subordinated basis by us of payments due on the trust preferred securities.

Certain Covenants of Ford Credit

      In each preferred securities guarantee, we will covenant that, so long as any trust preferred securities issued by the applicable trust remain outstanding, if there shall have occurred any event that would constitute an event of default under the preferred securities guarantee or the declaration of the trust, then, unless otherwise set forth in an applicable prospectus supplement we shall not:

•	declare or pay any dividend on, make any distributions with respect to, or redeem, purchase, acquire or make a liquidation payment with respect to, any of our capital stock;

•	make any guarantee payments with respect to any of our other capital stock; or

•	make any payment of principal, interest, or premium, if any, on or repay, repurchase or redeem any debt securities (including guarantees) that rank equal with or junior to such subordinated debt securities.

      However, in such circumstances we may:

•	declare and pay stock dividends on our capital stock payable in the same stock on which the dividend is paid; and

•	purchase fractional interests in shares of our capital stock pursuant to the conversion or exchange provisions of the capital stock or the security being converted or exchanged.

Modification of the Preferred Securities Guarantees; Assignment

      Each preferred securities guarantee may be amended only with the prior approval of the holders of not less than a majority in liquidation amount of the outstanding trust preferred securities issued by the applicable trust except with respect to any changes which do not adversely affect the rights of holders of trust preferred securities, in which case no vote will be required. All guarantees and agreements contained in a preferred securities guarantee shall bind our successors, assigns, receivers, trustees and representatives and shall inure to the benefit of the holders of the trust preferred securities of the applicable trust then outstanding.

Termination

      Each preferred securities guarantee will terminate as to the trust preferred securities issued by the applicable trust:

•	upon full payment of the redemption price of all trust preferred securities of the trust;

•	upon distribution of the subordinated debt securities held by the trust to the holders of the trust preferred securities and common securities of the trust; or

•	upon full payment of the amounts payable in accordance with the declaration of the trust upon liquidation of the trust.

      Each preferred securities guarantee will continue to be effective or will be reinstated, as the case may be, if at any time any holder of trust preferred securities issued by the applicable trust must restore payment of any sums paid under the trust preferred securities or the preferred securities guarantee.

Events of Default

      An event of default under a preferred securities guarantee will occur upon our failure to perform any of our payment or other obligations under the preferred securities guarantee.

      The holders of a majority in liquidation amount of the trust preferred securities relating to such preferred securities guarantee have the right to direct the time, method and place of conducting any proceeding for any remedy available to the preferred guarantee trustee in respect of the guarantee or to direct the exercise of any trust or power conferred upon the preferred guarantee trustee under such trust preferred securities. If the preferred guarantee trustee fails to enforce such preferred securities guarantee, any holder of trust preferred securities relating to such guarantee may institute a legal proceeding directly against us to enforce the preferred guarantee trustee’s rights under such guarantee, without first instituting a legal proceeding against the relevant Ford Credit trust, the guarantee trustee or any other person or entity. Notwithstanding the preceding discussion, if we fail to make a guarantee payment, a holder of trust preferred securities may directly institute a proceeding against us for enforcement of the preferred securities guarantee for such payment. We waive any right or remedy to require that any action be brought first against such trust or any other person or entity before proceeding directly against us.

Status of the Preferred Securities Guarantees

      Unless otherwise indicated in an applicable prospectus supplement, the preferred securities guarantees will constitute unsecured obligations of Ford Credit and will rank:

•	subordinate and junior in right of payment to all other liabilities of Ford Credit; and

•	senior to our capital stock now or hereafter issued and any guarantee now or hereafter entered into by us in respect of any of our capital stock.

The terms of the trust preferred securities provide that each holder agrees to the subordination provisions and other terms of the preferred securities guarantee.

      The preferred securities guarantees will constitute a guarantee of payment and not of collection; that is, the guaranteed party may institute a legal proceeding directly against the guarantor to enforce its rights under the guarantee without instituting a legal proceeding against any other person or entity.

Information Concerning the Preferred Guarantee Trustee

      The preferred guarantee trustee, before the occurrence of a default with respect to a preferred securities guarantee, undertakes to perform only such duties as are specifically set forth in such preferred securities guarantee and, after default, shall exercise the same degree of care as a prudent individual would exercise in the conduct of his or her own affairs. The preferred guarantee trustee is under no obligation to exercise any of the powers vested in it by a preferred securities guarantee at the request of any holder of preferred securities, unless offered reasonable indemnity against the costs, expenses and liabilities which might be incurred.

Governing Law

      The preferred securities guarantees will be governed by and construed in accordance with the internal laws of the State of New York.

PLAN OF DISTRIBUTION

      We may sell the securities to or through agents or underwriters or directly to one or more purchasers.

By Agents

      We may use agents to sell the securities. The agents will agree to use their reasonable best efforts to solicit purchases for the period of their appointment.

By Underwriters

      We may sell the securities to underwriters. The underwriters may resell the securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to certain conditions. Each underwriter will be obligated to purchase all the securities allocated to it under the underwriting agreement. The underwriters may change any initial public offering price and any discounts or concessions they give to dealers.

Direct Sales

      We may sell securities directly to you. In this case, no underwriters or agents would be involved.

      As one of the means of direct issuance of securities, we may utilize the services of any available electronic auction system to conduct an electronic “dutch auction” of the offered securities among potential purchasers who are eligible to participate in the auction of those offered securities, if so described in the prospectus supplement.

General Information

      Any underwriters or agents will be identified and their compensation described in a prospectus supplement.

      We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments they may be required to make.

      Underwriters, dealers and agents may engage in transactions with, or perform services for, us or our subsidiaries in the ordinary course of their businesses.

LEGAL OPINIONS

      S. J. Thomas, Esq., who is Ford Credit’s Secretary and is also Counsel-Corporate of Ford, or another of our lawyers, will give us an opinion about the legality of the securities. Ms. Thomas owns, and such other lawyer likely would own, Ford common stock and options to purchase shares of Ford common stock.

EXPERTS

      The financial statements included in the 2001 10-K Report have been audited by PricewaterhouseCoopers LLP (“PwC”), independent accountants. They are incorporated by reference in this prospectus and in the registration statement in reliance upon PwC’s report on those financial statements given on their authority as experts in accounting and auditing.

      None of the interim financial information included in the First Quarter 10-Q Report has been audited by PwC. PwC has reported that they have applied limited procedures in accordance with professional standards for reviews of interim financial information. Accordingly, you should restrict your reliance on their report on such information. PwC is not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the interim financial information because such reports do not constitute “reports” or “parts” of the registration statements prepared or certified by PwC within the meaning of Sections 7 and 11 of the Securities Act of 1933.

ISSUER
Ford Motor Credit Company
One American Road
Dearborn, Michigan 48126

TRUSTEE

JPMorgan Chase Bank
4 New York Plaza, 15th Floor
New York, New York 10004

LUXEMBOURG STOCK EXCHANGE LISTING AGENT

Dexia Banque Internationale à Luxembourg
69 route d’Esch
L-2953 Luxembourg

PAYING AGENT IN LUXEMBOURG

JPMorgan Bank Luxembourg S.A.
5 rue Plaetis
L-2012 Luxembourg

LEGAL ADVISERS

To Ford Motor Credit Company as to
United States Law
S. P. Thomas
Assistant Secretary
Ford Motor Credit Company
One American Road
Dearborn, Michigan 48126

To the Underwriters as to

United States Law and
Special United States Tax Counsel to
Ford Motor Credit Company
Shearman & Sterling LLP
599 Lexington Avenue
New York, New York 10022

To the Issue as to Singapore Law

Yoong & Partners
24 Raffles Place #22-06
Clifford Centre
Singapore 048621

AUDITORS TO

FORD MOTOR CREDIT COMPANY
PriceWaterhouseCoopers LLP
400 Renaissance Center
Detroit, Michigan 48243